OFFERING MEMORANDUM: PART II OF OFFERING DOCUMENT
(Exhibit A to Form C-A)



Atlis Motor Vehicles, Inc.
1828 N. Higley Rd # 116
Mesa, AZ 85205
atlismotorvehicles.com
Delaware Corporation

Maximum Offering Amount: $4,999,991.36
Offering Price: $12.74
Maximum shares: 392,464 shares of Class A Common Stock
Minimum Target Amount: $12,740.00
Minimum Target Shares: 1000 Shares of Class A Common Stock

COMPANY:

Company: Atlis Motor Vehicles, Inc
Address: 1828 N. Higley Rd. #116, Mesa, AZ 85205
State of Incorporation: DE
Date Incorporated: November 9. 2016

TERMS:

Offering Minimum: $12,740.00 - 1,000 shares of Class A common stock
Offering Maximum: $4,999,991.36 – 392,464 shares of Class A common stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.74
Oversubscriptions accepted: Yes, up to Offering Maximum
Oversubscription allocation: First come, first served
Minimum Investment Amount (per Investor): $254.80 (20 Shares)
Deadline to reach target offering: October 31, 2021

Investment Incentives and Bonuses

- Hours 1-12 – Investors who invest in the first 12 hours of the campaign going live will receive 55% additional shares as a bonus.
- Hours 13-24 - Investors who invest in the first 24 hours of the campaign going live will receive 30% additional shares as a bonus.
- Hours 25-72 - Investors who invest in the first 72 hours of the campaign going live will receive 15% additional shares as a bonus.
- Days 4-7 - Investors who invest in the first 7 days of the campaign going live will receive 5% additional shares as a bonus.
- Over $25k – Investors who purchase over $25,000 worth of stock will receive 3 free months of ownership & service subscription*
- Over $50k – Investors who purchase over $50,000 worth of stock will receive 6 free months of ownership & service subscription**
- Top Investor – The investor who purchases the most stock in this campaign will receive a free all-expenses-paid trip for two to Atlis Headquarters in Mesa, AZ to test drive the XT, tour Atlis HQ, and meet the Atlis team.

* Requires 3 y contract extension, total 39 mo.

** Requires 3 y contract extension, total 42 mo.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Document. We have not authorized anyone to provide you with any information other than the information contained in this Offering Document. The information contained in this Offering Document is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Document nor any sale or delivery of our securities shall, under any circumstances, imply that there has not been a change in our affairs since the date of this Offering Document. This Offering Document will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Document concerning the business of the Company are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Document, unless the context indicates otherwise, references to "**Atlis Motor Vehicles**", "**Atlis**", "**we**", the "**Company**", "**our**", and "**us**" refer to the activities of and the assets and liabilities of the business and operations of Atlis Motor Vehicles, Inc

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "***Summary***," "***Risk Factors***," "***Management's Discussion and Analysis of Financial Condition and Results of Operations***," "***Our Business***" and elsewhere in this Offering Document constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "*anticipate*", "*believe*," "*could*," "*estimate*," "*expect*," "*intend*," "*may*," "*plan*," "*potential*," "*should*," "*will*" and "*would*" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Document, including in "*Risk Factors*" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

· Our ability to effectively execute our business plan, including without limitation our develop and manufacture our AMV battery technology, XP Platform, XT Pickup Truck, odel, scale production, and respond to the highly competitive and rapidly evolving d regulatory environment in which we intend to operate;

Our ability to manage our research, development, expansion, growth and operating

- Our ability to evaluate and measure our business, prospects and performance metrics, to differentiate our business model and products;

- Our ability to compete, directly and indirectly, and succeed in the highly competitive lectric vehicle industry.

- Our ability to respond and adapt to changes in technology and customer

- Our ability to protect our intellectual property and to develop, maintain and enhance a

Although the forward-looking statements in this Offering Document are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Document or otherwise make public statements updating our forward-looking statements.

THE COMPANY AND ITS BUSINESS

Atlis Motor Vehicles, Inc. was incorporated under the laws of the State of Delaware on November 9, 2016. Our Chief Executive Officer, President and Secretary has not been in bankruptcy, receivership or any similar proceeding. Our principal executive offices are located at 1828 North Higley Road #116, Mesa, AZ 85205. Our website address is www.atlismotorvehicles.com.

Atlis Motor Vehicles Inc is an early-stage development and manufacturing company of electric vehicle battery technology and vehicle platforms. The Company can be best described as a technology development company working toward providing battery technology and a Vehicle as a Service platform for electric heavy duty and light duty work vehicles. The company is in the process of developing electrified vehicle, infrastructure, and software platforms for work fleets. At the core of Atlis Motor Vehicles' hardware platform will be proprietary battery technology capable of charging a full-size pickup truck in 15 minutes, and a modular system architecture capable of scaling to meet the specific vehicle or equipment application needs. We want to build a truck with unprecedented capabilities at a reasonable price. At the same time, we intend to scale our battery production and become a battery cell supplier. We also want to change the customer experience from sales, ordering, financing, and delivery to maintenance and service.

Principal Product and its market
Atlis Motor Vehicles has several pillars of product focus for our business. These pillars are:
● **ATLIS Energy.** Our goal is to offer a superior battery technology solution that offers unparalleled fast charging and superior inclement weather and output performance. Not only will the

battery technology be used in Atlis products, but we also intend to manufacture and sell our superior battery cell and pack technology as its own product line.

- **ATLIS XP.** As we look to the future of electrification, Atlis Motor Vehicles' XP Platform aims to provide a scalable technology solution with a connected cloud, mobile, service, and charging ecosystem that will provide unprecedented workflows and customer experiences moving forward. This platform of technology will be leveraged to develop new vehicle solutions quickly while minimizing costs and time. The modular XP technology platform will allow Atlis Motor Vehicles to work quickly with strategic partners looking to develop new vehicle solutions for niche and mass-market opportunities while leveraging the vast network of capabilities we look to provide.

- **ATLIS Charging.** The Atlis Motor Vehicles Advanced Charging Station, or AAC, is being designed to boast the highest power solution to enter the market, a 1.5MW charging station, that's as simple to operate as filling up your gas vehicle today. ATLIS will also provide CCS 2.0 charging capabilities for non-ATLIS branded vehicles.

- **ATLIS XT.** The XT Pickup truck will be our flagship vehicle product offering. The XT Pickup truck aims to represent every key piece of technology Atlis Motor Vehicles is developing and how this technology can be utilized to bring capable, non-compromising vehicle solutions through electrification. The XT Pickup truck will be our market entry solution into the world of work and is intended to be just the beginning of a long line of vehicle solutions built on our XP Platform.

How We Will Generate Revenue

Atlis Motor Vehicles has built a pilot production line for the Atlis battery cell and is working to scale production of battery cells and battery packs in the coming year. Atlis has built the first production-level prototypes and will next go through testing and validation. Once testing has passed all requirements, the final designs will be locked, and the first production batteries will be built for initial customers. We expect to build the first batteries for customers by the end of calendar year 2021.

 For the XP Platform and XT Truck products, Atlis is still in the research and development stage and does not currently produce a Platform or Vehicle product for sale. ATLIS has produced a working prototype of the XP Platform, XT Pickup truck, and ATLIS V1.5 Battery cell technology. Atlis Motor Vehicles has demonstrated physical proof of concept prototypes for the battery technology, XP Platform, and XT Truck. Following completion of the proof-of-concept prototypes of the XP Platform and XT Truck, Atlis Motor Vehicles will finalize the design of all components and parts, order initial parts, and build the first working prototypes with production-quality parts. From there the production-level prototypes will go through thorough testing and once testing has passed all requirements the final designs will be locked, and production parts will be ordered and built in our initial production runs. Atlis has not yet generated any sales of the XT Pickup truck or XP Platform to date. The Company is still in the development stage and will be for at least 12-18 more months. We expect to finalize development of the production model and begin producing trucks for delivery and sale by the end of calendar year 2022.

Atlis Motor Vehicles has received substantial interest in its product via reservations submitted on the Company's website. The total value of these reservations, if all such reservations were converted to sales, is over $2.8 billion. This projection was generated by extrapolating the XT Pickup Truck's predicted average sales price of $59,968 by the number of electronic reservations made on the Company's website. Reservations from email addresses that bounce have been removed, and each

reservation is counted as one vehicle unless an Atlis representative speaks to the reservation holder and validates the request for multiple vehicles. These reservations are non-binding, non-deposit, and require no down payment or reservation fee. Atlis has foregone the requirement for a refundable deposit in favor of allowing reservation holders to become investors in Atlis Motor Vehicles through our Regulation CF and Regulation A+ offerings. This expressed interest should not be taken as a guarantee of sale.

Market
Industry
Pickup trucks have been the top three best-selling vehicles in the US for the past five years. Altogether, including the new and used truck market, vehicle up-fitter market, and charging opportunity, the total market opportunity for us is north of $241B, and we have already received over $2.8B in reservations. Currently there are no electric pickup trucks in the market, and Atlis intends to capture the largest market share of the electric work truck market. Our proprietary battery technology is being designed to allow us to deliver unprecedented range and charge times.

The electric vehicle battery industry is rapidly growing as OEM's target transitions to completely electric product offerings, some as soon as 2025. Electric vehicle batteries are in high demand, and smaller companies are not able to secure battery supply for their production targets from the larger battery manufacturers. By 2030 the forecasted need for electric vehicle batteries is 79% higher than the forecasted supply. Atlis intends to supply battery cells and packs to help fill this gap in supply.

Target market demographics
ATLIS is developing battery technology intended to power energy storage, vehicle, and equipment markets. Our target customers are consumer and commercial customers looking for energy storage solutions, vehicle manufacturers selling 20,000 and below vehicles per year looking for battery pack systems between 1.5KWh to over 300KWh in capacity, and equipment manufacturers looking for battery storage solutions to electrify their equipment systems which traditionally run off of internal combustion engine vehicles.

We're developing technology that will power work. Our target customers for the Atlis XT are work vehicle fleet owners, individual buyers, and our target customers for the Atlis XP Platform are work vehicle and upfit vehicle manufacturers. We intend to add value for customers across multiple target industries, including construction, agriculture, and logistics.

The Atlis XT pickup truck will be Atlis Motor Vehicles' flagship product, capable of 500 miles of range, 35,000 lbs. fifth wheel towing capability, and 15-minute charge time from 0-100%. The Atlis XT will be the first application of our core product offering, the Atlis XP Platform, our electric vehicle technology platform that is currently in development and is being designed for applications with work vehicles: RVs, box trucks, delivery vehicles, tractors, construction equipment, and beyond. Our modular design will allow the Atlis XP Platform to easily accommodate the sizes, shapes, and use cases of a variety of different work vehicles.

Volume targets
We will take a strategic approach to scale: first we will bring the battery cell and pack technology to market to drive early revenue as we work toward the launch of the XP Platform and XT pickup truck. We are in talks with multiple companies in construction, agriculture, and logistics industries, and we are

working to deliver early trials in 2021. For calendar year 2021, our volume targets are: 50 AMV Battery Cells. In calendar year 2022 we're targeting production of 50 XP Platforms and 150 XT Trucks.

Geographic sales territory
Ultimately, Atlis is building a technology platform that is intended to add value across the globe, and our long-term vision includes expansion to the rest of the world. We will begin manufacturing in the USA, and our initial sales focus is on the USA. We've also signed an agreement with a Brazilian company, and the opportunity is large enough to prioritize sales and infrastructure in Brazil. We have registered interest in battery packs for vehicles and energy storage solutions in France as well as New Zealand.

Distribution Channels
Our hardware and services will be conducted online via our website. Fleet and consumer customers will be able to purchase the Atlis XP Platform, Atlis XT Pickup Truck, and Atlis advanced charging solutions online. Our advanced charging infrastructure will require users to be able to purchase electricity at our charging stations. This purchase will be conducted through the cloud-based mobile application and website we plan to build.

Growth Strategy

Our strategy for growth is to focus on execution. We are completing testing and design for manufacturing for the AMV battery cell. From there, we will stand up production and begin ramping battery cell manufacturing. We are also standing up battery pack manufacturing in parallel to battery cell manufacturing to meet current projected customer demand where customers have signed an LOI (letter of intent) and MOU (Memorandum of Understanding) for battery pack requests for the calendar year 2022. We are continuing the design work to deliver our production prototype of the XT Truck in the second half of 2022. We will begin initial hand-builds of the XT Truck and scale manual manufacturing with the intention of delivering 150 XT trucks by end of calendar year 2022. ATLIS will continue our growth strategy beyond 2022 as we continue to ramp production to ensure we meet our current forecasted demand of over 50,000 XT trucks as indicated by existing reservation interest.

Once we have started production, we plan to leverage influencer marketing and customer word of mouth to generate additional interest in our products.

We will develop a dedicated sales team pursuing larger fleet customers. Fleet purchases and fleet management will be completed through ATLIS Cloud services and connected vehicle systems.

Product Development

From its incorporation in 2016 through early 2020, Atlis Motor Vehicles was focused purely on research and development. The business strategy, battery intellectual property, and initial truck design were created by the founding team. In March 2018 Atlis Motor Vehicles launched its first Regulation CF campaign to fund further development of the battery technology and hire the concept team to develop the XP Platform and XT Truck designs. In October 2018 Atlis Motor Vehicles completed a proof-of-concept prototype battery pack that demonstrated a full charge in less than 15 minutes. In 2019 Atlis Motor Vehicles completed a proof-of-concept prototype build of the XP Platform. Progress slowed due

to lapses in available funding until Atlis was able to launch a second Regulation CF campaign in December 2019 to fund an initial production facility and hiring the engineering team that is now working to finalize design of the XT Truck and XP Platform. Atlis Motor Vehicles is currently in the process of finalizing engineering designs for the XP Platform and XT Pickup Truck. In 2020, Atlis began a Regulation A equity fundraising campaign. When the Reg A closed in July 2021, Atlis had raised over $12.3 million dollars.   With the Regulation A funds, Atlis has nearly completed its XT prototype. We expect to have the fully functional prototype completed in the second half of 2021. Once design phase is complete the XP Platform and XT Pickup Truck prototypes will complete a thorough design, validation and testing phase before entering production in 2022. Product safety and validation testing will be very thorough and will likely require design changes in order to meet necessary requirements. These changes are an anticipated hurdle of the test phase.

Distribution Channels
Our hardware and services will be conducted online via our website. Fleet and consumer customers will be able to purchase the Atlis XP Platform, Atlis XT Pickup Truck, and Atlis advanced charging solutions online.

Our advanced charging infrastructure will require users to be able to purchase electricity at our charging stations. This purchase will be conducted through our cloud-based mobile application and website.

Our Team Members

Mark Hanchett, Chief Executive Officer - Mark Hanchett has over ten years of product development experience with 16 successful electromechanical and software product launches. Mark Hanchett brings a passion for solving hard problems in product strategy, design, manufacturing, and business operations, while continuously driving a focus on the best possible customer experience. Mark has served as Founder, Director, and CEO of Atlis Motor Vehicles since inception in 2016. Before starting Atlis Motor Vehicles, Mark was a director at Axon Enterprise Inc from 2012 to 2017, leading teams in the development of innovative hardware and software products for law enforcement. From 2007 to 2012 he served as a senior mechanical engineer and project manager leading cross-functional teams through design and development of innovative conductive electrical weapons at Axon Enterprise inc.
-        Annie Pratt, President - Annie is a creative problem solver with a background in product management, design, and business. After studying Product Design at Stanford's design school, she kicked off her career as a Product Manager at Axon Enterprise, launching in-car video solutions for law enforcement. Most recently she served as the Director of Consumer Products at Axon, where she built an independent business unit and doubled both revenue and profit in three years. She has brought a passion for design thinking, user experience, and business strategy to Atlis.

-        Christopher Dawson, VP of Manufacturing Engineering – Chris has over 15 years of manufacturing experience, including 5 years at Tesla where he led manufacturing and automation for the Model S/X and Model 3. Chris got his start in the US Navy as a Nuclear chemist and helicopter flight instructor.

-        Benoit Le Bourgeois, Vice President of User Experience – Ben has over 20 years of experience in automotive infotainment, connectivity, and user experience development. Prior to Atlis, Ben was Head of Connectivity at Byton.

-     Will Rudolphi, Director of Investor Relations - Will has an extensive background in business development and has taken on our fundraising efforts.

-     Demarco Cason, Director of Operations – Demarco brings a breadth of experience across Operations, Manufacturing, and Engineering within the automotive, energy, and technology sectors. Demarco became an expert on manufacturing batteries as a former Process Engineer at Nant Energy.

RISK FACTORS

*An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Document, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of Class A common stock could decline and you may lose all or part of your investment. See "**Cautionary Note Regarding Forward Looking Statements**" above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Document.*

RISKS RELATED TO OUR COMPANY

ATLIS IS A FLEDGLING COMPANY

Atlis Motor Vehicles is a relatively new company that was incorporated on November 9th, 2016. If you are investing in this company, it's because you think the ATLIS's business model is a good idea, and ATLIS will be able to successfully grow their 3 business units and become profitable. We have yet to fully develop or sell any electric vehicles. We are launching our Energy business and have yet to start mass manufacturing of battery cells and pack solutions. As of right now, aim to develop an electric truck that has no commercial contemporaries. In the meantime, other companies could develop successful alternatives. We have never turned a profit and there is no assurance that we will ever be profitable.

We also have no history in the automotive industry. Although Atlis has taken significant steps in building brand awareness, Atlis is a new company and currently has no experience developing or selling motor vehicles. As such, it is possible that Atlis Motor Vehicles' lack of history in the industry may impact our brand, business, financial goals, operation performance, and products.

We should be considered a "*Development Stage Company*," and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management's ability to manage our business and operations and achieve our goals or the likely performance of the Company. Prospective investors should also consider the fact that our management team has not previously developed or managed similar companies. No assurances can be given that we will be able to achieve or sustain profitability.

UNCERTAINTY EXISTS AS TO WHETHER OUR BUSINESS WILL HAVE SUFFICIENT FUNDS OVER THE NEXT 12 MONTHS, THEREBY MAKING AN INVESTMENT IN ATLIS SPECULATIVE.

We require additional financing to complete development and marketing of our XP Platform until the vehicle is in production and sufficient revenue can be generated for us to be self-sustaining. Our management projects that in order to effectively bring the products to market, that it will require significant funding over the next 12 months to cover costs involved in completing the prototype, getting the battery assembly line up and running, and beginning to develop a supply chain. In the event that we are unable to generate sufficient revenues, and before all of the funds now held by us and obtained by us through this offering are expended, an investment made in Atlis may become worthless.

If we cannot continue to raise further rounds of funding, we cannot succeed. Atlis will require additional rounds of funding to complete development and begin shipments of the Atlis XT pickup truck. If Atlis is unable to secure funding, we will be unable to succeed in our goal of developing the world's best pickup truck. Atlis will require additional capital infusion to sustain operations. We predict that we will need to raise an additional $418 million dollars to finalize the prototype, obtain regulatory approvals, scale production, and continue lean production and sales for the following 4 years to our point of predicted profitability. If we are unable to raise adequate financing, we will be unable to sustain operations for a prolonged period of time.

We expect to significantly increase our spending to advance the development of our products and services and launch and commercialize the products for commercial sale. We will require additional capital for the further development and commercialization of our products, as well as to fund our other operating expenses and capital expenditures. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products and services. We may also seek collaborators for the products at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and prospects.

The expected gross offering proceeds may never be realized. While we believe that such proceeds will capitalize and sustain us to allow for the continued development and implementation of our business plan, if only a fraction of this Offering is sold, or if certain assumptions contained in the business plans prove to be incorrect, we may have inadequate funds to fully develop our business. Although we believe that the proceeds from this Offering will be sufficient to help sustain our development process and business operations, there is no guarantee that we will raise all the funds needed to adequately fund our business plan.

WE NEED TO RAISE ADDITIONAL CAPITAL TO MEET OUR FUTURE BUSINESS REQUIREMENTS AND SUCH CAPITAL RAISING MAY BE COSTLY OR DIFFICULT TO OBTAIN AND COULD DILUTE CURRENT STOCKHOLDERS' OWNERSHIP INTERESTS.

We are seeking to raise $4,999,991.36 at $12.74 per share in this offering on a best-efforts basis to implement our plan and meet our capital needs for the next 12 months of operations. Estimated commissions and offering related expenses of $250,000, the total net proceeds to us would be $4,750,000. Additionally, we may sell equity shares in a private placement pursuant to Regulation D. We will use the proceeds from these offerings to complete a working prototype and prepare for production. See the section entitled "Use of Proceeds" for a description of the manner in which we plan to use proceeds from this offering.

We have relied upon cash from financing activities and in the future, we expect to rely on the proceeds from this Offering, future debt and/or equity financings, and we hope to rely on revenues generated from operations to fund all the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Class A common stock will likely include financial and other covenants that will restrict our flexibility.

Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. If we do not obtain additional financing, our prototype will never be completed, in which case you would likely lose the entirety of your investment in us.

At this time, we have not secured or identified any additional financing. We do not have any firm commitments or other identified sources of additional capital from third parties or from our officer and director or from other shareholders. There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us. Any additional financing will involve dilution to our existing shareholders. If we do not obtain additional capital on terms satisfactory to us, or at all, it may cause us to delay, curtail, scale back or forgo some or all of our product development and/or business operations, which could have a material adverse effect on our business and financial results. In such a scenario, investors would be at risk to lose all or a part of any investment in our Company.

WE HAVE LOSSES WHICH WE EXPECT TO CONTINUE INTO THE FUTURE. THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN A PROFIT. IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY OR WE ARE UNABLE TO RAISE ENOUGH ADDITIONAL FUNDS FOR OPERATIONS, THE SHAREHOLDERS WILL EXPERIENCE A DECREASE IN VALUE AND WE MAY HAVE TO CEASE OPERATIONS.

We are a development-stage technology company that began operating and commenced research and development activities in 2016. As a recently formed development-stage company, we are subject to all of the risks and uncertainties of a new business, including the risk that we may never develop, complete development or market any of our products or services and we may never generate product or services related revenues. Accordingly, we have only a limited history upon which an evaluation of our prospects

and future performance can be made. If we do not successfully develop, market and commercialize our battery technology, XP Platform, and XT pickup truck, we will be unable to generate any revenue for many years, if at all. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations. Furthermore, our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that we will operate profitably.

We expect to incur operating losses in future periods due to the high cost associated with developing an electric vehicle from the ground up. We cannot be sure that we will be successful in generating revenues in the near future and in the event, we are unable to generate sufficient revenues or raise additional funds we will analyze all avenues of business opportunities. Management may consider a merger, acquisition, joint venture, strategic alliance, a roll-up, or other business combination to increase business and potentially increase the liquidity of the Company. Such a business combination may ultimately fail, decreasing the liquidity of the Company and shareholder value or cause us to cease operations, and investors would be at risk to lose all or part of their investment in us.

COMPETITION MAY CROWD THE MARKET

We face significant barriers in development of a competitive EV in a crowded market space. Atlis Motor Vehicles faces significant technical, resource, and financial barriers in development of a battery electric vehicle intended to compete in a crowded pickup truck space. Incumbents, also known as legacy manufacturers, have substantially deeper pockets, larger pools of resources, and more significant manufacturing experience. Atlis will need to contract with development partners who may have existing relationships with incumbent manufacturers, these relationships may pose a significant risk in our ability to successfully develop this program. The Atlis product is differentiated from all currently announced electric trucks in that it will be a full-size, heavy-duty truck with capabilities that match or exceed internal combustion trucks of the same size. However, we have a lot of work to do before we reach production. There is a chance that other competitors may release similar full-sized electric trucks before we exit the research and development phase. If several competitors release full-sized electric trucks before Atlis, it will be exceedingly difficult to penetrate the market.

There are several potential competitors who are better positioned than we are to take the market at an earlier time than ATLIS. We will compete with larger, established Automotive Manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the plug-in electric pickup truck developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Atlis Motor Vehicles' success depends on our ability to continuously raise funding, keep cost under control, and properly execute in our delivery of the Atlis Motor Vehicles XT pickup truck, Atlis Motor Vehicles XP truck platform, and Advanced Charging Station.

In order to be competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We must establish our name as a reliable and constant source for professional conversion and transmission services. Any significant increase in competitors or competitors with better, more efficient services could make it more difficult for us to gain market share or establish and generate revenues. We may not be able to compete effectively on these or other factors.

HUMAN CAPITAL IS INCREASINGLY COSTLY

For any technology startup, the largest research and development costs result from hiring qualified engineers. In the recent months and years, the cost of hiring and retaining qualified engineers has increased significantly. We simply cannot compete with some of the larger, late-stage technology companies with respect to compensation. Accordingly, we must offer candidates significant equity options to entice them to take a lower salary with Atlis. Such practices may become increasingly costly and employee stock awards may have a dilutive effect to other shareholders.

RELIABLE SUPPLIERS MAY BE HARD TO FIND

As Atlis does not currently manufacture any products, we will be starting from scratch in creating and developing supplier relationships. Currently, most major suppliers have agreements with legacy manufacturers that far exceed the scale and volume at which Atlis will operate. While we intend to make as many components in-house as possible, we will have to rely on third party suppliers to manufacture some of our components and specifications. Without having already developed these relationships, we may encounter challenges in ensuring we receive the quality parts we need at the price and volume required. These supplier challenges may result in unintended delays and/or product inferiority.

SCALING UP MANUFACTURING WILL BE A CHALLENGE

Electric Vehicle Technology is changing rapidly There is significant development and investment into electric vehicle technology being made today. Such rapidly changing technology conditions may adversely affect Atlis Motor Vehicles' ability to continuously remain a market leader, provide superior product performance, and an outstanding customer experience. If we are unable to control the cost of development, cost of manufacturing, and cost of operations, Atlis may be substantially affected. If we are unable to maintain substantially lower cost of manufacturing, developing, design, distributing, and maintaining our vehicles, we may incur significant cost increases which can be material substantial to the operation of our business. We have made, and will continue to make, substantial investments into the development of Atlis Motor Vehicles, such investments may have unforeseen costs that we have been unable to accurately predict, which may significantly impact our ability to execute our business as planned. Atlis will face significant costs in development and purchasing of materials required to build the XT pickup truck, XP truck platform, and Advanced Charging Station through external partnerships. These purchases are subject to conditions outside the control of Atlis Motor Vehicles and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

Atlis will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacture an electric vehicle may be subject to intellectual property, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure the cost, schedule, and long-term viability of Atlis Motor Vehicles XT pickup truck, XP truck platform, or Advanced Charging Station. We may be inherently subjected to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Atlis Motor Vehicles XT pickup truck, XP truck platform, and Advanced Charging Station, magnifying this risk.

UNFORESEEN FACTORS MAY ADJUST TIMELINES

Any valuation of Atlis at this stage is pure speculation. Atlis Motor Vehicles' business success, timeline, and milestones are estimations. Atlis' production projections, sales volume, and cost models are only estimates. Atlis produced these valuations based on existing business models of successful and unsuccessful efforts of other companies within the technology and automotive industries. All such projections and timeline estimations may change as Atlis continues in development of a plug-in electric vehicle, charging station and manufacturing facilities.

We are currently in the development phase of the Atlis Motor Vehicles XT pickup truck and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles. We may experience delays in design and manufacturing of the Atlis XT pickup truck We may experience significant delays in bringing the Atlis Motor Vehicles XT pickup truck to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

NATURAL RESOURCE SCARCITY MAY CAUSE DELAYS

Our projections are based on an ability to secure requisite levels of natural resources to produce the number of battery cells and battery packs necessary to meet our production goals. Two of the main natural resources in battery chemistry are lithium and cobalt. Given that these are scarce resources, there is a chance that we are unable to secure the enough to meet our battery production goals. If this happens, we will not meet our overall production or profitability estimates. To mitigate this risk, we will explore opportunities to purchase futures to hedge against natural resource cost inflation and/or scarcity.

COMPANY GROWTH DEPENDS ON AVOIDING BATTERY PRODUCTION BOTTLENECKS

Our Company's success is highly dependent upon our ability to produce battery cells and packs at high levels of volume and low cost. If the Company is unable to produce enough battery cells and packs, for any reason, it would result in the Company missing its overall production and profitability estimates. To avoid the risk of catastrophic battery bottlenecks, the Company intends to explore options for outsourcing some of the battery production to diversify its battery sourcing.

A PRODUCT RECALL COULD CRIPPLE GROWTH

If the Atlis Motor Vehicles' XT pickup truck, XP truck platform, or Advanced Charging Station are unable to meet performance and quality criteria, we may be required to perform product recalls to address said concerns. A product recall can have substantial cost related to performing such corrective actions.

Although Atlis will perform significant internal testing and qualifications, as well as external qualifications through approved 3rd party vendors against industry standards and regulatory requirements, there will be unperceived conditions which may negatively impact the customer or Company expected performance and safety of our vehicles. As such, Atlis may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products. If we are unable to provide significant charging stations, our business success may be substantially affected.

A significant portion of our success is our ability to deploy the appropriate number of charging stations, in strategic locations relative to our customers and customer behaviors. If Atlis is unable to deploy charging stations to specified locations, this may negatively affect our brand, business, financial goals, operational results, and product success in the market. As such, to meet said availability requirements, Atlis will require significant capital investments to rapidly deploy said Advanced Charging Stations, as well as development of relationships with third party members who can assist in deployment of said charging stations. If we are unable to address service requirements, we may negatively affect our customer experience. As such, Atlis Motor Vehicles will require service capabilities to be established in locations within close proximity to our XT pickup truck and XP truck platform owners.

PRODUCT LIABILITY

While Atlis will work diligently to meet all company and regulatory safety requirements, there is a chance that a component catastrophically fails. It is possible that through unknown circumstances or conditions out of our control, some person is injured by our product. The risk of product liability claims, and adverse publicity can always occur when manufacturing, developing, marketing, and selling a brand new product that was developed from scratch. If a customer or other party were to be injured by an Atlis product, the ensuing litigation costs and reputational damage could be irreparable.

WE MAY FACE REGULATORY CHALLENGES

We are substantially at risk of unfavorable governmental regulations. Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Additionally, there is a chance that some economically advantageous governmental incentives or subsidies will be removed or repealed before our product reaches production. Such changes to the governmental regulatory structure could have an adverse effect on profitability.

IF WE CANNOT CONTINUE TO INNOVATE, OUR REVENUE GROWTH RATE AND PROFITS MAY BE REDUCED

To successfully develop and grow our business, we must develop, distribute and commercialize our products, secure strategic partnerships with various businesses, and bring our products to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our initial electric vehicle and business plan. Delays or failures in launch of the XT pickup could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of the XT Pickup, which could hurt our ability to meet our objectives. We cannot guarantee that the XT pickup will be able to achieve our expansion goals alone. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

WE MAY HAVE DIFFICULTY PROTECTING OUR INTELLECTUAL PROPERTY

Our pending patents and other intellectual property could be unenforceable or ineffective once patent reviews are completed. We anticipate patent review completion and patents issued in calendar years throughout 2021, 2022, and 2023 based on the typical two-year process between filing and issuing. We have continued to file patent applications throughout 2021 and plan to continue filing new patents over time. We have filed these patents privately and the scope of what they cover remains confidential until they are issued. For any company creating brand new products, it is imperative to protect the proprietary intellectual property to maintain a competitive advantage. There is no doubt that a significant portion of Atlis's current value depends on the strength and imperviousness of these pending patents.   We intend to continue to file additional patent applications and build our intellectual property portfolio as we discover new technologies related to the development of plug-in electric vehicles.

We believe that intellectual property will be critical to our success, and that we will rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition. While we believe that we will be issued trademarks, patents and pending patent applications help to protect our business, there can be no assurance that our operations do not, or will not, infringe valid, enforceable third-party patents of third parties or that competitors will not devise new methods of competing with us that are not covered by our anticipated patent applications. There can also be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found to be invalid or unenforceable or that our patents will be effective in preventing third parties from utilizing a copycat business model to offer the same service in one or more categories. Moreover, it is intended that we will rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our intended services will be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S. and, therefore, in certain jurisdictions, we

may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position. We expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Also, to the extent third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business, results of operations and financial condition.

INTELLECTUAL PROPERTY PROTECTION IS COSTLY.

Filing, prosecuting and defending patents related to our products and software throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to technology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

CONFIDENTIALITY AGREEMENTS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION

We anticipate that a substantial amount of our processes and technologies will be protected by trade secret laws. To protect these technologies and processes, we intend to rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with which we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting

know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products and related future products and services by copying functionality, among other things. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

FAILURE TO COMPLY WITH FEDERAL AND STATE PRIVACY LAWS COULD ADVERSELY AFFECT OUR BUSINESS

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. Several internet companies have recently incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "*cookies*" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business

WE ARE DEPENDENT UPON OUR CEO FOR HIS SERVICES AND ANY INTERRUPTION IN HIS ABILITY TO PROVIDE HIS SERVICES COULD CAUSE US TO CEASE OPERATIONS.

The loss of the services of our CEO, Mr. Mark Hanchett, could have a material adverse effect on us. We do not maintain any key man life insurance on Mr. Hanchett. The loss of Mr. Hanchett's services could cause investors to lose all or a part of their investment. Our future success will also depend on our ability to attract, retain and motivate other highly skilled employees. Competition for personnel in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

WE HAVE NO LONG-TERM EMPLOYMENT AGREEMENTS IN PLACE WITH OUR EXECUTIVE OFFICERS

As of the date of this Offering Document we only have short-term, interim employment arrangements with our senior executive officers. We are negotiating compensation packages and the terms of long-term formal employment agreements with our executive officers, and we anticipate any such employment agreement entered into with our executive officers will be on terms no less favorable to our executive officers than the terms of their respective interim arrangement.

There is a risk that the Company and any one or more of our executive officers will not reach an agreement with respect to their employment agreements, in part because we expect their compensation packages will be comprised of cash compensation, equity compensation (e.g., stock options, warrants or stock grants), as well as standard benefits and other terms customary for executive officers of similar experience and tenure. Although we intend to finalize negotiations with respect to these employment agreements with each of our executive officers in the near future, if we fail to reach mutually satisfactory agreements in this regard, any one or more of such persons may terminate their association with the Company. Additionally, we are also highly dependent on certain consultants and service providers, including our development partners and our marketing and advertising service providers, some of which are affiliates of the Company and our officers and directors. The loss of any one or more of these experienced executives, consultants, service providers and/or development partners would have a material and adverse effect on our Company and our business prospects

WE ARE SIGNIFICANTLY INFLUENCED BY OUR OFFICERS AND DIRECTORS

In the aggregate, ownership of the Company's shares of common stock by management and affiliated parties, assuming the sale of the Maximum Offering, will represent approximately 79% of the issued and outstanding shares of common stock. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by shareholders, including the election of directors and the approval of mergers or other business combinations transactions. Please see "***Security Ownership of Management & Certain Security Holders***" below for more information.

Our future performance is dependent on the ability to retain key personnel. The Company's performance is substantially dependent on the performance of senior management. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A DOWNTURN IN THE ECONOMY AND/OR MANUFACTURING.

We are dependent upon the continued demand for electric vehicles, making our business susceptible to a downturn in the economy or in manufacturing. For example, a decrease in the number of individuals investing their money in the equity markets could result in a decrease in the number of companies deciding to become or remain public. This downturn could have a material adverse effect on our business, our ability to raise funds, our production, and ultimately our overall financial condition.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO CREATE AND DEVELOP AN EFFECTIVE DIRECT SALES FORCE.

Because a significant component of our growth strategy relates to increasing our revenues through sales to companies and individuals subject to the SEC disclosure and reporting requirements, our business would be adversely affected if we were unable to develop and maintain an effective sales force to market our products directly to consumers. Further complicating this matter, many states have prohibited direct to consumer vehicle sales. Atlis will need to be effective at converting online interest into hard sales. We currently do not employ any sales staff to sell our products, which could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

We could experience growth over a short period of time, which could put a significant strain on our managerial, operational and financial resources. We must implement and constantly improve our certification processes and hire, train and manage qualified personnel to manage such growth. We have limited resources and may be unable to manage our growth. Our business strategy is based on the assumption that our customer base, geographic coverage and service offerings will increase. If this occurs it will place a significant strain on our managerial, operational, and financial resources. If we are unable to manage our growth effectively, our business will be adversely affected. As part of this growth, we may have to implement new operational, manufacturing, and financial systems and procedures and controls to expand, train and manage our employees, especially in the areas of manufacturing and sales. If we fail to develop and maintain our people and processes as we experience our anticipated growth, demand for our products and our revenues could decrease.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES

To remain competitive, we must continue to enhance our products and software. The evolving nature of the electric vehicle industry, which is characterized by rapid technological change, c, frequent new product and service introductions and the emergence of new industry standards and practices, could render our existing systems, software, and services obsolete. Our success will depend, in part, on our ability to develop, innovate, license or acquire leading technologies useful in our business, enhance our existing solutions, develop new solutions and technology that address the increasingly sophisticated and varied needs of our current and prospective customers, and respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our proprietary technology and hardware to emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed

IF WE DO NOT SUCCESSFULLY ESTABLISH AND MAINTAIN OUR COMPANY AS A HIGHLY TRUSTED AND RESPECTED NAME FOR ELECTRIC VEHICLES, WE COULD SUSTAIN LOSS OF REVENUES, WHICH COULD SIGNIFICANTLY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In order to attract and retain a client base and increase business, we must establish, maintain and strengthen our name and the services we provide. In order to be successful in establishing our reputation, clients must perceive us as a trusted source for quality services. If we are unable to attract and retain clients with our current marketing plans, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

SMALL PUBLIC COMPANIES ARE INHERENTLY RISKY AND WE MAY BE EXPOSED TO MARKET FACTORS BEYOND OUR CONTROL. IF SUCH EVENTS WERE TO OCCUR IT MAY RESULT IN A LOSS OF YOUR INVESTMENT.

Managing a small public company involves a high degree of risk. Few small public companies ever reach market stability, and we will be subject to oversight from governing bodies and regulations that will be costly to meet. Our present officers have limited experience in managing a fully reporting public company, so we have obtained outside consultants to assist us with meeting these requirements. These outside consultants are expensive and can have a direct impact on our ability to be profitable.

OTHER MANUFACTURERS MAY BEAT US TO MARKET

Earlier in 2021, Ford announced the arrival of its F-150 Lightning electric truck.   Chevrolet is anticipated to announce its electric Silverado in 2022. Rivian will release their R1T mid-size pickup truck by end of year 2021, Tesla will release their cybertruck in 2022, and Lordstown Motors will release their pickup truck by end of year 2021. While we believe we have a superior product in terms of both design and performance, the other auto makers have much more bargaining power and deeper pockets than us.   There is a chance that consumers adopt competitor electric trucks before Atlis can bring its XT pickup truck to market. While other manufacturers focus on mid-size and class 1 pickup trucks ATLIS will focus on Class 2 and 3 markets, while offering a vehicle option for Class 1 customers.

LIMITATIONS OF DIRECTOR LIABILITY AND DIRECTOR AND OFFICER INDEMNIFICATION

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

> • breach of their duty of loyalty to us or our stockholders;
> • act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
> • unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
> • Transactions for which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our corporate bylaws ("**Bylaws**") provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. Our Bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. We

believe that these Bylaw provisions are necessary to attract and retain qualified persons as directors and officers. The limitation of liability in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

RISKS OF BORROWING

As of the date of this Offering Document, we have incurred certain debt obligations in the ordinary course of our business. While we don't intend to incur any additional debt from the equity commitments provided in this Offering, should we obtain secure bank debt in the future, possible risks could arise. If we incur additional indebtedness, a portion of our future revenues will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to our rights. A judgment creditor would have the right to foreclose on any of our assets resulting in a material adverse effect on our business, ability to generate revenue, operating results or financial condition.

UNANTICIPATED OBSTACLES

Our business plan may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Our Board of Directors believes that the chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our Board of Directors reserve the right to make significant modifications to our stated strategies depending on future events.

RISKS OF OPERATIONS

Our future operating results may be volatile, difficult to predict and may fluctuate significantly in the future due to a variety of factors, many of which may be outside of our control. Due to the nature of our target market, we may be unable to accurately forecast our future revenues and operating results. Furthermore, our failure to generate revenues would prevent us from achieving and maintaining profitability. There are no assurances that we can generate significant revenue or achieve profitability. We anticipate having a sizeable amount of fixed expenses, and we expect to incur losses due to the execution of our business strategy, continued development efforts and related expenses. As a result, we will need to generate significant revenues while containing costs and operating expenses if we are to achieve profitability. We cannot be certain that we will ever achieve sufficient revenue levels to achieve profitability.

WE WILL INCUR INCREASED COSTS AS A RESULT OF BECOMING A PUBLIC COMPANY.

We have plans to become a publicly traded company in the U.S. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers (the "**NASD**"). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, if we can obtain such insurance at all. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar liability coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

NO MINIMUM CAPITALIZATION

We do not have a minimum capitalization and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. It is possible we may only raise a minimum amount of capital, which could leave us with insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

HUMAN RESOURCES

We currently have less than 50 employees and have not fully established formal human resources processes and procedures. We also have minimal operational infrastructure and no prior operating history. We intend to rely on our management team, our advisors, third-party consultants, third-party developers, service providers, technology partners, outside attorneys, advisors, accountants, auditors, and other administrators. The loss of services of any of such personnel may have a material adverse effect on our business and operations.

LIMITATION ON REMEDIES; INDEMNIFICATION

Our Certificate of Incorporation, as amended from time to time, provides that officers, directors, employees and other agents and their affiliates shall only be liable to the Company and its shareholders for losses, judgments, liabilities and expenses that result from the fraud or other breach of fiduciary obligations. Additionally, we intend to enter into corporate indemnification agreements with each of our officers and directors consistent with industry practice. Thus, certain alleged errors or omissions might not be actionable by the Company. Our governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

FORCE MAJEURE

Our business is uniquely susceptible to unforeseen delays or failures that are caused by forces of nature and related circumstances. These factors are outside and beyond our control. The delay or failure to complete the development and testing of our XP Platform or XT Pickup and the commercial release of related services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond our control. We will not be held liable to any shareholder in the event of any such failure. However, a court of competent jurisdiction may determine that we are still liable to shareholders for catastrophic failures proximately caused by forces of nature outside of our control. If such a court so decides, Atlis may have significant shareholder liability exposure.

RISKS ASSOCIATED WITH THIS OFFERING

THERE IS NO FIRM COMMITMENT TO PURCHASE THE SHARES OF CLASS A COMMON STOCK, SO INITIAL INVESTORS ASSUME ADDITIONAL RISK.

There is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. As this offering has a minimum target amount, and there is no assurance that this financing will be completed or that any future financing will be affected. Initial investors assume additional risk on whether the offering will be fully subscribed and how the Company will utilize the proceeds.

THE SECURITIES BEING OFFERED ARE RESTRICTED SHARES OF OUR CLASS A COMMON STOCK AND AN INVESTMENT IN OUR CLASS A COMMON STOCK WILL BE ILLIQUID.

We are offering shares of our Class A common stock pursuant to an exemption from registration under the Securities Act which imposes substantial restrictions on the transfer of such securities. All certificates which evidence the Class A shares will be inscribed with a printed legend which clearly describes the applicable restrictions on transfer or resale by the owner thereof. Accordingly, each investor should be aware of the long-term illiquid nature of his investment. In no event may such securities be sold, pledged, hypothecated, assigned or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws, or we received an opinion of counsel that an exemption from registration is available with respect thereto. Rule 144, the primary exemption for resales of restricted securities is only available for securities of issuers providing current information to the public. While we will be required to make such information available should we conduct an initial public offering, and assuming such public offering is in fact successfully carried out, we do not currently make such information available precluding reliance on Rule 144. Thus, each investor should be prepared to bear the risk of such investment for an indefinite period of time. See the sections entitled "Description of Securities" and "Placement of the Offering".

THERE IS CURRENTLY NO MARKET FOR OUR CLASS A COMMON STOCK, AND WE DO NOT EXPECT THAT A MARKET WILL DEVELOP IN THE FORESEEABLE FUTURE MAKING AN INVESTMENT IN OUR CLASS A COMMON STOCK ILLIQUID.

Prior to this Offering, there has been no public market for our Class A common stock. We cannot predict the extent to which an active market for our Class A common stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our Class A common stock. The initial offering price of our Class A common stock in this offering is based on a number of factors, including market conditions in effect at the time of the offering, and it may not be in any way indicative of the price at which our shares will trade following the completion of this offering.

We anticipate that we will apply for quoting of our Class A common stock on the OTC Markets or an approved secondary marketplace upon the qualification of the offering statement of which this Offering Document forms a part. However, there can be no assurance that our Class A common stock shares will be quoted. If no active trading market for our Class A common stock develops or is sustained following this Offering, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future or impair our ability to license or acquire other product candidates, businesses or technologies using our shares as consideration.

Investors may not be able to resell their shares at or above the initial offering price. We do not expect that a market for our stock will develop at any time in the foreseeable future. The lack of a market may impair the ability to sell Class A shares at the time investors wish to sell them or at a price considered to be reasonable. As such, Atlis investors should not expect to have the ability to liquidate their positions in Atlis any time in the near future.

EVEN IF A MARKET DEVELOPS FOR OUR CLASS A SHARES, THE SHARES MAY BE THINLY TRADED WITH WIDE SHARE PRICE FLUCTUATIONS, LOW SHARE PRICES AND MINIMAL LIQUIDITY. WE MAY UTILIZE AN ALTERNATIVE TRADING SYSTEM.

If a market for our Class A shares develops, the share price may be volatile with wide fluctuations in response to several factors, including:

· Potential investors' anticipated feeling regarding our results of operations;
· Increased competition;
· Our ability or inability to generate future revenues; and
· Market perception of the future of development of electric vehicles.

Our Class A common stock may not be freely quoted for trading on any stock exchange or through any other traditional trading platform. Our common stock may be issued, available for purchase and may be traded exclusively on a specific trading system that is registered with the SEC as an alternative trading system (an "**ATS**"). We do not currently have any plans to trade our common stock on a specific ATS. Any disruption to the operations of an ATS or a broker-dealer's customer interface with an ATS would materially disrupt trading in, or potentially result in a complete halt in the trading of, our common stock. Because our common stock may be traded exclusively on a closed trading system, it is a possibility that

there will be a limited number of holders of our common stock. In addition, an ATS is likely to experience limited trading volume with a relatively small number of securities trading on the ATS platform as compared to securities trading on traditional securities exchanges or trading platforms. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity. You may not be able to resell your common stock on a timely basis or at all.

While we understand that many ATS platforms have adopted policies and procedures such that security holders are not free to manipulate the trading price of securities contrary to applicable law, and while the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater for our Class A common stock because the ATS we choose may be a closed system that does not have the same breadth of market and liquidity as the national market system. There can be no assurance that the efforts by an ATS to prevent such behavior will be sufficient to prevent such market manipulation.

Unlike the more expansive listing requirements, policies and procedures of the Nasdaq Global Market and other trading platforms, there are no minimum price requirements and limited listing requirements for securities to be traded on an ATS. As a result, trades of our Class A common stock on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities.

WE ARBITRARILY DETERMINED THE OFFERING PRICE AND THERE HAS BEEN NO INDEPENDENT VALUATION OF THE STOCK, WHICH MEANS THAT THE STOCK MAY BE WORTH LESS THAN THE PURCHASE PRICE.

The offering price of the Class A shares of common stock has been arbitrarily determined without independent valuation, based on estimates of the price that purchasers of speculative securities, such as our Class A common stock, will be willing to pay considering our nature and capital structure, the experience of the officers and directors and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to our assets, earnings or book value, or any other objective standard of value and thus the shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price. See the section entitled "Placement of the Offering" elsewhere in this memorandum.

THE MARKET PRICE OF OUR CLASS A COMMON STOCK SHARES MAY FLUCTUATE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT

The offering price for our Class A common stock shares is based on a number of factors. The price of these shares may decline following this Offering. The stock market in general, and the market price of our shares will likely be subject to fluctuation, whether due to, or irrespective of, our operating results, financial condition and prospects. Our financial performance, our industry's overall performance, changing consumer preferences, technologies and advertiser requirements, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Class A common stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price includes:

actual or anticipated variations in our periodic operating results;
increases in market interest rates that lead purchasers of our shares to demand a higher yield;
changes in earnings estimates;
changes in market valuations of similar companies;
actions or announcements by our competitors;
adverse market reaction to any increased indebtedness we may incur in the future;
additions or departures of key personnel;
actions by stockholders;
speculation in the press or investment community; and
listing our shares on a national securities exchange

YOU WILL INCUR SUBSTANTIAL AND IMMEDIATE DILUTION OF THE PRICE YOU PAY FOR YOUR CLASS A SHARES IN THIS OFFERING.

The offering price of our Class A common stock is substantially higher than the net tangible book value per share of the outstanding Class A common stock issued after this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur substantial immediate dilution in the net tangible book value per share of Class A common stock from the price you pay for such share.

WE DO NOT ANTICIPATE DIVIDENDS TO BE PAID ON OUR CLASS A COMMON STOCK AND INVESTORS MAY LOSE THE ENTIRE AMOUNT OF THEIR INVESTMENT.

A dividend has never been declared or paid in cash on our Class A common stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their Class A shares. We cannot assure stockholders of a positive return on their investment when they sell their Class A shares nor can we assure that stockholders will not lose the entire amount of their investment. Any payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such a time as the board of directors may consider it relevant. If we do not pay dividends, our Class A common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

OUR LACK OF BUSINESS DIVERSIFICATION COULD CAUSE YOU TO LOSE ALL OR SOME OF YOUR INVESTMENT IF WE ARE UNABLE TO GENERATE REVENUES FROM OUR PRIMARY PRODUCTS.

Our business consists of developing and manufacturing electric vehicles and charging infrastructure. We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace. This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues since we do not expect to have any other lines of business or alternative revenue sources.

SALES OF OUR CLASS A COMMON STOCK UNDER RULE 144 COULD REDUCE THE PRICE OF OUR STOCK

In general, persons holding "*restricted securities*," including affiliates, must hold their shares for a period of at least six (6) months, may not sell more than one percent (1%) of the total issued and outstanding shares in any ninety (90) day period, and must resell the shares in an unsolicited brokerage transaction at the market price.

FAILURE TO MAINTAIN INTERNAL CONTROLS OVER FINANCIAL REPORTING WOULD HAVE AN ADVERSE IMPACT ON US

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Class A common stock.

MANAGEMENT HAS ULTIMATE DISCRETION OVER THE ACTUAL USE OF PROCEEDS DERIVED FROM THIS OFFERING

The net proceeds from this Offering will be used for the purposes described under "*Use of Proceeds*." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in the best interests of the Company and our shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the Board of Directors with respect to application and allocation of the net proceeds of this Offering. Investors who purchase our Class A common stock will be entrusting their funds to our Board of Directors, upon whose judgment and discretion the investors must depend. The failure of our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

OUR EXECUTIVE OFFICERS AND MAJORITY STOCKHOLDERS' MAY SIGNIFICANTLY INFLUENCE MATTERS TO BE VOTED ON AND THEIR INTERESTS MAY DIFFER FROM, OR BE ADVERSE TO, THE INTERESTS OF OUR OTHER STOCKHOLDERS.

The Company's executive officer and majority stockholder, Mark Hanchett, controls 76 % of our outstanding Class D stock prior to this Offering. As a Majority stockholder, Mark Hanchett controls 67% of the voting rights for Atlis Motor Vehicles. Additionally, the Company's President, Annie Pratt, controls 24% of our outstanding Class D stock prior to this Offering. Annie Pratt controls 21% of the voting rights for Atlis Motor Vehicles.

Accordingly, the Company's executive officer and majority stockholder possesses significant influence over the Company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control gives them substantial ability to determine the future of our Company, and as such, they may elect to close the business, change the business plan or make any number of other major business decisions without the approval of shareholders. The interest of our majority stockholders may differ from the interests of our other stockholders and could therefore result in corporate decisions that are averse to other stockholders.

GENERAL SECURITIES INVESTMENT RISKS

All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our Class A common stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

MULTIPLE SECURITIES OFFERINGS AND POTENTIAL FOR INTEGRATION OF OUR OFFERINGS

We are currently and will in the future be involved in one or more additional offers of our securities in other unrelated securities offerings. Any two or more securities offerings undertaken by us could be found by the SEC, or a state securities regulator, agency, to be "*integrated*" and therefore constitute a single offering of securities, which finding could lead to a disallowance of certain exemptions from registration for the sale of our securities in such other securities offerings. Such a finding could result in disallowance of one or more of our exemptions from registration, which could give rise to various legal actions on behalf of a federal or state regulatory agency and the Company.

THIS OFFERING WAS NOT REVIEWED BY INDEPENDENT PROFESSIONALS

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our Class A common stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our stock.

WE HAVE NOT UNDERGONE UNDERWRITING DUE DILIGENCE, AND WE CANNOT GUARANTEE THAT WE WILL SELL ANY SPECIFIC NUMBER OF COMMON STOCK SHARES IN THIS OFFERING

There is no commitment by anyone to purchase all or any part of the Class A Shares offered hereby and, consequently, we can give no assurance that all of the Class A shares in this Offering will be sold. Additionally, there is no underwriter for this Offering; therefore, you will not have the benefit of an underwriter's due diligence efforts that would typically include the underwriter being involved in the

preparation of this Offering Document and the pricing of our Class A common stock shares offered hereunder. Therefore, there can be no assurance that this Offering will be successful or that we will raise enough capital from this Offering to further our development and business activities in a meaningful manner. Finally, prospective investors should be aware that we reserve the right to withdraw, cancel, or modify this Offering at any time without notice, to reject any subscription in whole or in part, or to allot to any prospective purchaser fewer common stock Shares than the number for which he or she subscribed.

INVESTORS IN THIS OFFERING WILL LIKELY EXPERIENCE ADDITIONAL DILUTION

If you purchase our Class A common stock in this Offering, you will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. Since we will require funds in addition to the proceeds of this Offering to conduct our planned business, we will raise such additional funds, to the extent not generated internally from operations, by issuing additional equity and/or debt securities, resulting in further dilution to our existing stockholders (including purchasers of our Class A common stock in this Offering).

WE MAY BE UNABLE TO MEET OUR CAPITAL REQUIREMENTS

Our capital requirements depend on numerous factors, including but not limited to the rate and success of our research and development efforts, marketing efforts, market acceptance of our products, our ability to establish and maintain our agreements with suppliers, our ability to ramp up production, product demand and other factors. The capital requirements relating to development of our technology and the implementation of our business plan will be significant. We cannot accurately predict the timing and amount of such capital requirements. However, we are dependent on the proceeds of this Offering as well as additional financing that will be required in order to develop our products and fully implement our proposed business plans.

However, in the event that our plans change, our assumptions change or prove to be inaccurate, or if the proceeds of this Offering prove to be insufficient to implement our business plan, we would be required to seek additional financing sooner than currently anticipated. There can be no assurance that any such financing will be available to us on commercially reasonable terms, or at all. Furthermore, any additional equity financing may dilute the equity interests of our existing shareholders (including those purchasing shares pursuant to this Offering), and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If we are unable to obtain additional financing as and when needed, we may be required to reduce the scope of our operations or our anticipated business plans, which could have a material adverse effect on our business, future operating results and financial condition.

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE AND OUR SHAREHOLDERS MAY LOSE ALL OR PART OF THEIR INVESTMENT

If a market for our Class A common stock develops following this Offering, the trading price of our Class A common stock could be subject to wide fluctuations in response to various factors, some of

which are beyond our control. The market prices for securities of startup companies have historically been highly volatile, and the market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

- actual or anticipated adverse results or delays in our research and development efforts;
- our failure to commercialize our XP Platform and XT pickup;
- unanticipated serious safety concerns related to the use of our products;
- adverse regulatory decisions;
- legal disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our intellectual property, government investigations and the results of any proceedings or lawsuits, including patent or stockholder litigation;
- changes in laws or regulations applicable to the electric vehicle industry;
- our dependence on third party suppliers;
- announcements of the introduction of new products by our competitors;
- market conditions in the electric vehicle industry;
- announcements concerning product development results or intellectual property rights of others;
- future issuances of our common stock or other securities;
- the addition or departure of key personnel;
- actual or anticipated variations in quarterly operating results;
- announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
- our failure to meet or exceed the estimates and projections of the investment community;
- issuances of debt or equity securities;
- trading volume of our common stock;
- sales of our Class A common stock by us or our stockholders in the future;
- overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;
- failure to meet or exceed any financial guidance or expectations regarding development milestones that we may provide to the public;
- ineffectiveness of our internal controls;
- general political and economic conditions;
- effects of natural or man-made catastrophic events;
- scarcity of raw materials necessary for battery production;
- other events or factors, many of which are beyond our control.

Further, price and volume fluctuations may result in volatility in the price of our Class A common stock, which could cause a decline in the value of our stock. Price volatility of our stock might worsen if the trading volume of our shares is low. The realization of any of the above risks or any of a broad range of other risks, including those described in these "*Risk Factors*," could have a dramatic and material adverse impact on the market price of our Class A common stock.

A SALE OF A SUBSTANTIAL NUMBER OF SHARES OF THE CLASS A COMMON STOCK MAY CAUSE THE SHARE PRICES TO DECLINE

If our stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of our Class A common stock in the public market, including shares issued in connection with the exercise of outstanding options or warrants, the market price of our shares could fall. Sales of a substantial number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. We may become involved in securities class action litigation that could divert management's attention and harm our business. The stock markets have from time-to-time experienced significant price and volume fluctuations that have affected the market prices for the common stock of automotive companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of a company's securities. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

> variations in the level of expenses related to our development programs;
> any intellectual property infringement lawsuit in which we may become involved;
> regulatory developments affecting our products and related services; and
> our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our Class A common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

OUR DIRECTORS AND OFFICERS HAVE A SUBSTANTIAL AMOUNT OF VOTING POWER

As of the date of this Offering Document, our directors, executive officers and principal stockholders beneficially owned, in the aggregate, substantially all of our outstanding voting securities. As a result, if some or all of them acted together, they would have the ability to exert significant influence over the election of our board of directors and the outcome of issues requiring approval by our stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

OUR ABILITY TO UTILIZE LOSS CARRY FORWARDS MAY BE LIMITED

Generally, a change of more than fifty percent (50%) in the ownership of a company's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit our ability to use our net operating loss carryforwards attributable to the period prior to the change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us.

WE MAY BE REQUIRED TO EXPEND FUNDS TO INDEMNIFY OFFICERS AND DIRECTORS

Our Certificate of Incorporation, as amended, Bylaws and applicable Delaware law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such a person's promise to repay us, therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us, which we will be unable to recover. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

THE REQUIREMENTS OF BEING A PUBLIC COMPANY MAY STRAIN OUR RESOURCES AND DIVERT MANAGEMENT'S ATTENTION FROM OPERATIONS

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and related rules implemented or to be implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect the rules and regulations associated with being a public company to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept constraints on policy limits and coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our board committees or as our executive officers and may divert management's attention. Furthermore, if we are unable to

satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

THE PREPARATION OF OUR FINANCIAL STATEMENTS REQUIRES ESTIMATES, JUDGMENTS, AND ASSUMPTIONS THAT ARE INHERENTLY UNCERTAIN

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("**GAAP**") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

UNFAVORABLE SECURITIES INDUSTRY REPORTS COULD HAVE A NEGATIVE EFFECT ON OUR SHARE PRICE

Any trading market for our Class A common stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our stock could be negatively affected.

THIS OFFERING INVOLVES "ROLLING CLOSINGS," WHICH MAY MEAN THAT EARLIER INVESTORS MAY NOT HAVE THE BENEFIT OF INFORMATION LATER INVESTORS HAVE.

Once we meet our minimum target amount for this offering, we may request our escrow agent to disburse offering funds to us. At that point, investors shoes subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to the business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

MANAGEMENT, OWNERSHIP AND CAPITAL STRUCTURE

MANAGEMENT

<u>**Executive Officer and Director**</u>

Our executive officers and directors, and their ages and positions as of the date of this memorandum, are as follows:

Name	Position	Age	Term in Office
Mark Hanchett	Chief Executive Officer, Chairman	40	Indefinite, appointed November 9, 2016
Annie Pratt	President, Director	29	Indefinite, appointed November 1, 2019
Christopher Dawson	Head of XT Truck and XP Platform	40	Indefinite, appointed September 7, 2020
Benoit Le Bourgeois	VP of User Experience	44	Indefinite, appointed August 24, 2020

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the current beneficial ownership of the Company as of August 30, 2021.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent Ownership of Class
Class D stock	Mark Hanchett	17,803,675 shares	12,300,000 shares	72%
Class A stock options	Mark Hanchett	17,803,675 options	12,300,000 options	67%

Class D stock	Annie Pratt	5,671,695 shares	6,150,000 shares	28%
Class A stock options	Annie Pratt	5,671,695 options	6,150,000 options	21%

There is no holder of Class A common stock who owns more than 10% of the Class A common stock.

COMPANY SECURITIES

The Company has authorized 60,000,000 total shares of Class A common stock outstanding.

The Company will be offering 392,464 shares of Class A Common Stock as part of this Regulation Crowdfunding raise

Each share of Class A common stock has voting rights of 1 vote per share

DESCRIPTION OF SECURITIES

We have authorized capital stock consisting of 60,000,000 shares of common stock, $0.0001 par value per share. Atlis Motor Vehicles has several classes of common stock shares.

Class A
Class A common stock has 1 vote per share. As of August 30, 2021. Atlis Motor Vehicles has issued 7,153,219 Class A shares outstanding and 43,162,887 options for Class A shares.

Class B
Class B common stock has no voting power. This Class B classification is reserved for future issues of common stock.

As of August 30, 2021. Atlis Motor Vehicles has 0 Class B shares outstanding.

Class C
Class C common stock is Non-participating Preferred Class A common stock. This Class C Class A common stock has 1 vote per share. Class C stock receives non-participating preferred liquidation preference. Upon a sale or transfer of Class C stock, Class C stock shall be converted to Class A stock. Holder of Class C stock has the right to a board seat.

As of August 30, 2021. Atlis Motor Vehicles has 5000 Class C shares outstanding.

Class D

Class D classification of common stock has 10 votes per share. This Class D classification may be used for future issues of common stock. Upon termination or resignation of employment all Class D stock vested to employee shall convert to the same number of shares of Class A stock.

As of August 30, 2021. Atlis Motor Vehicles had 23,475,370 Class D shares outstanding.

LIQUIDATION RIGHTS

In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

MINORITY SHAREHOLDER

As a minority shareholder of Class A Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other, earlier investors, and will have limited influence on the corporate actions of the company.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may have gone up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a private equity stock sale, an angel investment, or employee stock options), employees exercising stock options, or by conversion of certain convertible instruments into stock. If Atlis decides to issue more shares, an investor could experience significant value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution if the company offers dividends. The Company does not intend to issue dividends anytime in the near future.

TRANSFERABILITY OF SHARES

There is no secondary market for our shares of Common Stock. Notwithstanding the lack of a secondary market, the securities can only be resold in the first year: 1) in an IPO; 2) to the company; 3) to an accredited investor; and 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser or for the benefit of a member of the purchaser's family.

**MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS**

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involved risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Overview

Atlis Motor Vehicles was incorporated in the State of Delaware on November 9, 2016, and maintains its headquarters in Mesa, Arizona.

We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. Atlis has previously generated its operating capital through investments from previous Regulation Crowd Funding campaigns, a Regulation A fundraising campaign, and private contributions from founders and individual investors.

Atlis is a pre-revenue development stage company purposed to design, develop, and produce electric vehicles. The design and research phases are very protracted. No significant revenues have been generated since inception and no revenues are expected in the 2021 fiscal year.

Operating Results

Year ended December 31, 2020 Compared to Year ended December 31, 2019

The Company did not generate any revenue in 2019 or 2020. Operating expenses consist of salaries, legal & professional fees, general and administrative expenses, research and development costs, advertising, payroll taxes, and rent. Salaries increased significantly to $2,396,903 in 2020 from $195,651 in 2019 due to significant increases in team size. Legal and professional fees increased to $683,332 in 2020 from $182,980 as we increasingly had to rely on outside accountants, auditors, and attorneys as the size and complexity of our operations increased. The difference in Research & Development costs from $50,428 in 2019 to $574,483 in 2020 resulted from a rapidly growing team having the ability to work on many projects at once. Since we had raised the funds, we were able to commit the funds to the materials and human capital necessary to create an XT pickup prototype. General and administrative expenses consist of travel expenses; certain equipment, tooling, and parts.

General and administrative expenses totaled $56,701 in 2019 and $150,025 in 2020. This increase was due primarily to the addition of hardware and software purchases. Advertising increased significantly from 2019 levels of $47,279 to $379,181.   Advertising was necessary to generate interest in our Regulation A campaign, which we expect to continue to reap benefits into this Regulation Crowdfunding campaign.   In 2020, our rent costs increased to $325,907 from $630 in 2019 as we leased a manufacturing facility that is capable of housing a low-volume battery cell line and a low-volume vehicle assembly.   Payroll taxes increased significantly from $207,057 to $714,917 due to the team growing several times over.   Finally, the company's largest expense by far has to do with Employee Stock-Based compensation. As it has become increasingly difficult to attract and maintain quality engineering personnel, we increased Employee Stock-Based compensation from $5,9676,980 in 2019 to $18,706,075 in 2020 to ensure we remained competitive in the human capital market.   Note that employee stock compensation was not a cash expense. The company simply issued additional stock to valued employees to ensure retention.

As a result of the foregoing, our net book loss was $23,968,623 in 2020 compared with $6,728,846 in 2019.

Liquidity, Capital Resources and Plan of Operations

Our financial statements appearing elsewhere in this Offering Document have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Atlis Motor Vehicles' ability to continue as a going concern is contingent upon its ability to raise additional capital as required. Initially, we intend to finance our operations through equity and debt financings, including this offering and private placement of equity securities.

As of December 31, 2021, our cash and cash equivalents (immediately marketable securities) were $49,810.   As mentioned above, no revenues have been generated since inception and limited revenues are expected in the 2021 fiscal year. Unless we receive additional private financing or we receive the proceeds of this Offering, we will not be able to conduct our planned operations. We estimate that if we receive the proceeds of this Offering, our existing capital resources will permit us to conduct our planned operations only into Q1 of 2022. Development of an electric vehicle on this scale is a very cash intensive proposition. Accordingly, our business plan is dependent on our raising sufficient proceeds from this Offering. In addition, we may have to raise additional interim capital from other private sources.

The company expenses currently include a staff of over 50 employees.   Expenses include salaries, overhead, and fabrication expenses to support prototype development efforts.

FUTURES

Revenue

Atlis hopes to generate limited revenue from battery sales in 2021. In 2022 and beyond, Atlis views battery cell and pack sales as being a significant avenue for profitability. Atlis hopes to sell its first XP Platforms in Q4 2022.

Gross Margins
The Company will likely sell its first units as a gross loss, but gross margins will increase significantly over time as production quantities scale.

Expenses
Atlis's expenses in 2021 will likely continue to increase, especially in payroll costs, payroll taxes, employee equity compensation, and development costs.

Financings and Securities Offerings

We have made the following issuances of securities within the last four years as of March 31, 2020:

Date	Type of Security	Use	Shares	Final dollar amount sold	Offering exemption relied upon
11/9/2016	Common Stock	Founder Purchase	10,000,000		
2/28/2018	Common Stock	Stock Purchase	6,897	$ 2,000.13	Section 4(a)(2)
2/28/2018	Common Stock	Continued Operations	17,225	$ 4,995.25	Section 4(a)(2)
4/18/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	182,747	$ 48,243.40	Regulation CF
6/5/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	165,870	$ 43,787.88	Regulation CF
7/17/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	332,287	$ 87,720.44	Regulation CF
9/12/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	454,009	$ 119,853.82	Regulation CF
10/10/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	270,122	$ 71,309.34	Regulation CF
11/6/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	294,709	$ 77,800.10	Regulation CF
12/6/2018	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	363,398	$ 95,933.23	Regulation CF
1/3/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	428,952	$ 113,239.05	Regulation CF
1/29/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	693,998	$ 183,208.31	Regulation CF

Date	Security	Use of Proceeds	Amount	Price	Exemption
3/6/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	120,820	$ 31,895.24	Regulation CF
5/2/2019	Common Stock	Continued Operations	21,000	$ 58,000.00	Section 4(a)(2)
5/8/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	17,484	$ 4,615.61	Regulation CF
7/8/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	15,542	$4,102.87	Regulation CF
7/8/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	189,401	$ 50,000.00	Regulation CF
8/1/2019	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	84,239	$ 22,238.11	Regulation CF
9/17/2019	Common Stock	Continued Operations	5,173	$ 1,500.17	Section 4(a)(2)
9/17/2019	Common Stock	Continued Operations	3,449	$ 1,000.21	Section 4(a)(2)
9/17/2019	Common Stock	Continued Operations	6,897	$ 2,000.13	Section 4(a)(2)
9/18/2019	Common Stock	Continued Operations	3,794	$ 1,100.00	Section 4(a)(2)
9/18/2019	Common Stock	Investment - Private	15,518	$ 4,500.22	Section 4(a)(2)
9/19/2019	Common Stock	Investment - Private	34,483	$ 10,000.07	Section 4(a)(2)
9/19/2019	Common Stock	Investment - Private	17,242	$ 5,000.18	Section 4(a)(2)
9/19/2019	Common Stock	Investment - Private	10,345	$ 3,000.00	Section 4(a)(2)
10/30/2019	Common Stock	Investment - Private	68,965	$ 20,000.00	Section 4(a)(2)

Date	Security	Use of Proceeds	Amount	Price	Exemption
12/18/2019	Common Stock	Investment - Private	169	$ 1,002.17	Section 4(a)(2)
12/18/2019	Common Stock	Investment - Private	337	$ 2,000.00	Section 4(a)(2)
12/17/2019	Common Stock	Investment - Private	500	$ 2,965.00	Section 4(a)(2)
12/18/2019	Common Stock	Investment - Private	675	$ 4,002.75	Section 4(a)(2)
12/18/2019	Common Stock	Investment - Private	506	$ 3,000.58	Section 4(a)(2)
12/18/2019	Common Stock	Investment - Private	422	$ 2,502.46	Section 4(a)(2)
12/18/2019	Common Stock	Investment - Private	169	$ 1,002.17	Section 4(a)(2)
12/31/2019	Common Stock	Employee Awards	1,866,674		
12/31/2019	Common Stock	Consultant Services	130,000		
1/1/2020	Common Stock	Employee Awards	619,910		
1/15/2020	Common Stock	Continued Development of the XT pickup truck	171,623	$ 605,592.92	Regulation CF
1/20/2020	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	338	$ 2,004.34	Section 4(a)(2)
1/23/2020	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	506	$ 3,000.58	Section 4(a)(2)
1/21/2020	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	422	$ 2,502.46	Section 4(a)(2)
2/5/2020	Common Stock	Continued Development of the XT pickup truck	47,269	$ 220,434.26	Regulation CF

Date	Type	Use	Shares	Amount	Exemption
2/15/2020	Common Stock	Lease Co Signer	15,000		
3/1/2020	Common Stock	Employee Awards	148,464		
3/12/2020	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	844	$ 5,004.92	Section 4(a)(2)
3/23/2020	Common Stock	Product Development, Facilities and Location, Team Members Seed Funding Campaign, Vehicle interest campaign	844	$ 5,004.92	Section 4(a)(2)
9/16/20-7/14/21	Common Stock	Product Development, Facilities and Location, team Members	1,501,033	$12,368,516.73	Regulation A+

Commented [AP1]:

The Company must raise additional equity or debt financing, both now and in the future following this Offering. However, no assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that ultimately the Company will achieve profitable operations and positive cash flow.

Since inception, our principal sources of operating funds have been proceeds from equity financing including Regulation CF and Regulation A+ crowdfunding equity financing and including the sale of our Common Stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations. We will need to raise additional capital in order to execute our business plan and growth goals for at least the next twelve-month period thereafter. If Atlis is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. There can be no assurance that such a plan will be successful.

Current Plan of Operations

Our plan of operations is currently focused on the development and production of our battery cells and packs, XP platform, and XT pickup. We expect to incur substantial expenditures in the foreseeable future for the extended development and testing of our technology and the commercialization of the products. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. Our products will require extensive technical evaluation, potential regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our products with the goal of becoming the market leader in electric trucks.

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital through the sale of shares offered

for sale in this Offering Document, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months. If we are unable to do so, our ability to continue as a going concern will be in jeopardy, likely causing us to curtail and possibly cease operations.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders. If in the future we are not able to demonstrate adequate progress in the development of our product, we will not be able to raise the capital we need to continue our then current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

Capital Expenditures

We will require significant capital expenditures to secure the facilities and equipment necessary to complete development and begin producing our products. Due to the size and scope of the operations, it will be necessary to expand facilities and equipment as production operations ramp. This will require exponentially more capital.

Contractual Obligations, Commitments and Contingencies

Atlis Motor Vehicles has signed a 5 year and 3 month lease agreement with Majestic Mesa Partners, to occupy a 42,828 Sq. Ft industrial facility at 1828 North Higley Road, Suite 100, Mesa AZ, commencing on April 1st, 2020. Base rent obligation for Months 1 through 7 is $14,133, Months 8-12 is $28,266.48 with subsequent annual increase of 3% for Years 2-5. In addition to Base rent, Atlis Motor Vehicles is responsible for Property Taxes, utilities and maintenance costs related to the property, which are estimated at a monthly rate of $7,265 for 2020, are commencing from Month 1 of the lease obligation and will be annually adjusted as needed.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives. We do not currently invest in any securities as all capital is being diverted to developing our products.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Atlis Motor Vehicles' Management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against Atlis or unasserted claims that may result in such proceedings, Atlis, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Atlis Motor Vehicles' financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "*emerging growth company*" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the "**JOBS Act**") under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1.0 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an "*emerging growth company*," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "*emerging growth companies*," including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an "*emerging growth company*", we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "*emerging growth company*" for up to five years, though if the market value of our Common Stock that is held by non-affiliates exceeds $700 million, we would cease to be an "*emerging growth company*".

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation CF for Tier 2 issuers. The ongoing reporting requirements under Regulation CF are more relaxed than for "*emerging growth companies*" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within one hundred twenty (120) calendar days after the end of the issuer's fiscal year, and semi-annual reports are due within ninety (90) calendar days after the end of the first six (6) months of the issuer's fiscal year

VALUATION

Pre-Money Valuation: $385,594,664

Valuation calculation details: Valuation was determined using a discounted cash flow model based on 5-year revenue, an automotive P/E average of 7.93, 10x return on investment. Finally, an additional 20% discount was applied due to the inherently risky nature of an early stage company. Atlis Motor Vehicles uses an average of the terminal valuation and P/E calculation used by venture capital firms to determine an appropriate valuation of Atlis Motor Vehicles based on a 5-year projection. Atlis Motor Vehicles establishes a potential 10x return for investors who invest in this stage.

MISCELLANEOUS DISCLOSURES

DIVIDEND POLICY

We have never declared or paid cash dividends. We intend to retain earnings, if any, to support the development of the business and therefore, do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

JURY TRIAL WAIVER

IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

Note that this waiver pertains to any and all claims, including those derived from federal securities laws. Such a waiver may result in risks to investors such as increased costs to bring a claim, limited access to information, and other imbalances of resources between the Company and Shareholders. This waiver may discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable, and there is uncertainty as to whether a court of competent jurisdiction would enforce the provision. Investors cannot waive compliance with the federal securities laws and their rules and regulations.

LIQUIDITY NOTICE

According to federal law, you are restricted from reselling your securities in the first 12 months post-closing the Regulation CF campaign, except for sales:
1. back to the Company;
2. to an accredited investor;
3. to a nuclear family member;
4. in connection with your death, divorce, or other similar circumstance necessitating the severance of your interest;
5. to a trust controlled by you or a trust created for the benefit of a nuclear family member; or
6. as a part of a later offering registered with, and approved by, the SEC/

PLAN OF DISTRIBUTION

The shares are being offered by us on a "*best-efforts*" basis by our officers, directors and employees, with the assistance of independent consultants, and through registered broker-dealers who are members of the Financial Industry Regulatory Authority ("**FINRA**"). As of the date of this Offering Document, unless otherwise permitted by applicable law, we do not intend to accept subscriptions from investors in this Offering who reside in certain states, unless the Company's FINRA-member broker-dealer is approved consummate and process sales to investors in such states. We reserve the right to temporarily suspend and/or modify this Offering and Offering Document in the future, during the Offering Period, in order to take such actions necessary to enable the Company to accept subscriptions in this Offering from investors residing in such states identified above.

There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a "*rolling basis*." This means we will be entitled to begin applying "*dollar one*" of the proceeds from the Offering towards our business strategy, offering expenses, reimbursements, and other uses as more specifically set forth in the "*Use of Proceeds*" contained elsewhere in this Offering Document.

We have retained Rialto Markets, LLC as a FINRA registered broker-dealer for its services in this transaction. Rialto will receive a fee of 3% of the aggregate amount of gross proceeds from the offering plus a securities commission of 1%, of the dollar value of the securities issued to Investors pursuant to each Offering at the time of closing. Additionally, escrow and technology fees will be paid to Piermont for its work as Escrow Agent, which is expected to equal 1% assuming the offering is completely fulfilled. The maximum amounts of all items of underwriting compensation in connection with this offering are disclosed, pursuant to FINRA rule 5110(c)(2)(C).

In return for the aforementioned compensation, Rialto will provide the company: advisory services, marketing, data analytics, background checks, investor accreditation, subscription agreement review, investment limit review, registered agency, data transmission, and back-office activities,

USE OF PROCEEDS

Objective	Amount
Key team hires	$1,200,000
Test and validation equipment	$950,000
ATLIS Cube Cell Pilot Line build	$1,000,000
Production-level design for XP Platform	$600,000
Sales Commissions & Marketing	$1,2500,000

EXPERTS

The financial statements of the Atlis appearing elsewhere in this Offering Document have been included herein in reliance upon the report, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, of LLC, an independent certified public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing. Our independent auditor is Prager Metis CPA's, LLC

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report in its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at atlismotorvehicles.com/investors.

Pursuant to all the requirements of Regulation Crowdfunding and Sections 4(a)(6) and 4A of the Securities Act of 1933, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this offering statement to be signed on behalf by the authorized undersigned principal, thereunto duly authorized in Mesa, State of Arizona, on August 25, 2021.

Atlis Motor Vehicles, Inc.

By: /s/ Mark Hanchett   _
  Name: Mark Hanchett
  Title: Chief Executive Officer, Chairman of the Board

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities act of 1933 and Regulation Crowdfunding, this Form C offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Hanchett	Mark Hanchett	Chief Executive Officer & Chairman of the Board	8/30/21
/s/ Annie Pratt	Annie Pratt	President & Director	8/30/21

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT AUDIT FOR ATLIS MOTOR VEHICLES, INC

ATLIS MOTOR VEHICLES, INC.

Audited Financial Statements For The Years Ended December 31, 2020 and 2019



Prager Metis CPAs, LLC

_____

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Atlis Motor Vehicles, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Atlis Motor Vehicles, Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has negative working capital at December 31, 2020, has incurred recurring losses and recurring negative cash flow from operating activities, and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public



accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters

Prager Metis CPAs, LLC

We have served as the Company's auditor since 2020.
Basking Ridge, New Jersey
July 15, 2021

The accompanying notes are an integral part of these financial statements

Atlis Motor Vehicles, Inc.
Balance Sheet
December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets				
Cash	$	42,994	$	5,063
Prepaid Expenses		1,843		-
Other Receivables		3,280		1,000
TOTAL CURRENT ASSETS		48,117		6,063
Fixed Assets, Net		49.810		12,389
Other Assets				
Security Deposits		87,678		-
Vendor Deposits		58,312		-
TOTAL OTHER ASSETS		145,990		-
TOTAL ASSETS	$	243,917	$	18,452

The accompanying notes are an integral part of these financial statements

1

	2020	2019

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities

Accounts Payable	$	122,787	$	-
Accrued Expenses		96,558		2,006
Payroll Tax Liabilities		1,376,371		226,177
Paycheck Protection Program Loan		92,931		-
Deferred Rent – Current Portion		12,006		-
TOTAL CURRENT LIABILITIES		1,700,653		228,183

Other Liabilities

Related Party Loan		-		10,483
Loans Payable		-		7,737
Deferred Rent		126,045		-
TOTAL LIABILITIES		1,826,698		246,403

Shareholders' Deficit

Common Stock (60,000,000 shares authorized; par value $0.0001		1,484		1,418
14,845,067 shares issued and outstanding as of December 31, 2020;				
14,183,208 shares issued and outstanding as of December 31, 2019)				
Additional Paid-in Capital		29,769,072		7,155,345
Accumulated Deficit		(31,353,337)		(7,384,714)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	243,917	$	18,452

The accompanying notes are an integral part of these financial statements

Atlis Motor Vehicles, Inc.
Statement of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ -	$ -
Operating Expense		
Employee Stock Based Compensation	18,706,075	5,976,980
Salaries and Employee Benefits	2,396,903	195,651
Legal and Professional	683,332	182,980
General and Administrative	150,025	56,701
Research and Development	574,483	50,428
Advertising	397,181	47,279
Payroll Taxes	714,917	207,057
Depreciation	6,317	4,130
Rent	325,907	630
Total Operating Expenses	23,955,140	6,721,836
Loss from Operations	(23,955,140)	(6,721,836)
Other Expenses		
Interest Expense	291	6,219
Other	13,192	791
Total Other Expenses	13,483	7,010
Net Loss	$ (23,968,623)	$ (6,728,846)
Net Loss per Share, Basic	$ (1.65)	$ (0.49)
Weighted Average Number of Shares Outstanding	14,563,710	13,748,755

The accompanying notes are an integral part of these financial statements

Atlis Motor Vehicles, Inc.
Statement of Changes in Shareholders' Deficit
For the Years Ended December 31, 2020 and 2019

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number	Amount			
Balance, December 31, 2018	12,118,764	$ 1212	$ 560,857	$ (655,868)	$ (93,799)
Net Loss				(6,728,846)	(6,728,846)
Issuance of Common Stock – Non-Employee Compensation	246,000	25	85,815		85,840
Issuance of Common Stock	1,818,444	181	531,693		531,874
Employee Stock Based Awards Not Issued			5,976,980		5,976,980
December 31, 2019	14,183,208	$ 1,418	$ 7,155,345	$ (7,384,714)	$ (227,951)
Issuance of Common Stock – Non-Employee Compensation				(23,968,623)	(23,968,623)
Issuance of Common Stock	70,100	7	415,917		415,917
Employee Stock Based Awards Not Issued	591,759	59	3,491,735		3,491,735
Issuance of Common Stock – Non-Employee Compensation			18,706,075		18,706,075
December 31, 2020	14,845,067	$ 1,484	$ 29,769,072	$ (31,353,337)	$ (1,582,781)

The accompanying notes are an integral part of these financial statements

Atlis Motor Vehicles, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (23,968,623)	$ (6,728,846)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	6,317	4,130
Employee stock based compensation	18,706,075	5,976,980
Non-Employee stock compensation	415,924	85,840
Changes in operating assets and liabilities		
Change in Prepaid Expenses	(1,843)	-
Change in Other Receivables	(2,280)	-
Change in Accounts Payable	122,788	(4,488)
Change in Accrued Expenses	94,552	3,298
Change in Payroll Liabilities	1,150,194	183,353
Change in Deferred Rent	138,051	-
Net Cash Flows Used In Operating Activities	(3,338,845)	(479,733)
Cash From Investing Activities		
Purchase of Fixed Assets	(43,739)	-
Purchase of Security Deposits	(87,677)	-
Purchase of Vendor Deposits	(58,314)	-
Net Cash Flows Used In Investing Activities	(189,730)	-
Cash From Financing Activities		
Proceeds from Paycheck Protection Program Loan	92,931	-
Proceeds from Stock Issuance	3,491,794	531,874
Repayment of Loans Payable	(18,220)	(47,078)
Net Cash Flows From Financing Activities	3,565,505	484,796
Net Increase in Cash	37,930	5,063
Cash at Beginning of the Period	5,063	-
Cash at the End of Period	$ 42,994	$ 5,063
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Interest	$ 291	$ 6,219
Income Taxes	$ 12,633	$ 3,078

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Basis of Presentation Organization

ATLIS Motor Vehicles Inc. ("the Company" or ATLIS), is an Arizona corporation incorporated on November 9, 2016. ATLIS is a mobility technology company developing products that will power work. The ATLIS innovators are building an electric vehicle technology platform for heavy and light duty work trucks used in the agriculture, service, utility, and construction industries. To meet the towing and payload capabilities of legacy diesel-powered vehicles, ATLIS is developing proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company had a working capital deficit of $1,652,536 and an accumulated deficit of $31,353,337 as of December 31, 2020. The Company also had a net loss of $23,955,140 for the year ended December 31, 2020.

On April 30, 2020, the Company received $92,931 in the form of a loan from the Paycheck Protection Program, (see Note 7). The Company also raised an additional $3,491,794 and $542,314 from the sale of common stock in 2020 and 2019. The Company continues to raise capital through stock sales and investment campaigns. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

COVID-19

The outbreak of a strain of coronavirus (COVID-19) in the U.S. has not had an impact on the Company's business operations as the Company is currently in the start-up phase. Mandatory closures of businesses imposed by the federal, state and local governments to control the spread of the virus is disrupting the operations of our management, business and finance teams. In addition, the COVID-19 outbreak has adversely affected the U.S. economy and financial markets, which may result in a long-term economic downturn that could negatively affect future performance. The extent to which COVID-19 will impact the Company's business and its financial results further will depend on future developments which are highly uncertain and cannot be predicted at this time, but may result in a material adverse impact on the Company's business, results of operations and financial condition.

Basis of Presentation

The Company's financial statements are presented in accordance with accounting principles generally accepted (GAAP) in the United States.

Note 2 - Summary of Significant Accounting Policies Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of expenses during the reported period. Actual results will differ from those estimates.

Financial Statement Reclassification

Certain account balances from prior periods have been reclassified in these financial statements to conform to current period classifications.

Accounts Receivable

The Company is not currently in production and therefore does not have any account receivables due from its customers.

Inventory

The Company is not currently in production and therefore does not have any inventory at December 31, 2020 and 2019.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. During the year ended December 31, 2020 and 2019, the Company did not have any cash equivalent balances

The Company's cash and cash equivalents accounts are held at a financial institution and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. From time-to-time, the Company's bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC, 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and
(5) recognize revenue when or as the Company satisfies a performance obligation.

The Company accounts for revenues when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable.

The Company's is not currently in production and therefore does not have any revenue at December 31, 2020 and 2019.

Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

Additional Disclosures Regarding Fair Value Measurements

The carrying value of cash, accounts payable, and accrued expenses approximate their fair value due to the short term maturity of these items.

Advertising

The Company began utilizing media networks, including, but not limited to online and social media presence to build excitement and awareness for the product and brand. Advertising costs for years ended December 31, 2020 and 2019 were $397,181 and $47,279 respectively.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of five years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. The Company has a capitalization policy of $2,500. All individual asset purchases over $2,500 are capitalized.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There were no impairment charges for the year ended December 31, 2020.

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses. The amounts for the years ending December 31, 2020 and 2019 are $574,483 and $50,428 respectively.

Common Stock

The total number of shares of stock which the Company shall have authority to issues is 60,000,000 shares of Common Stock at $0.0001 par value per share.

Basic Loss Per Share

Basic loss per share is calculated by dividing the Company's net loss number of common shares issued and outstanding during each period. Employee stock awards are not included in the number

of shares issued and outstanding as they have not been issued. As of December 31, 2020 and 2019, the Company had 14,845,067 and 14,183,208 shares of common outstanding stock.   **Share-Based Payments**

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, or ASC 718. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period.

The Company awarded employees common stock in both 2020 and 2019. The amount recorded for employee stock compensation was to additional paid in capital as the shares were vested but not issued. The stock value was computed based on the fair market value of the stock at the time of vesting. The fair market value was determined based on selling price via crowd funding as the stock is not currently being openly traded. Vested common stock shares for employees in the year ended December 31, 2020 were 2,563,841 shares at a fair market value of $18,706,075.36. Vested employee shares for the year ended December 31, 2019 were 1,162,000 shares at a fair market value of $5,976,980. The Company does not estimate future share forfeitures because the board of directors believes that forfeitures on unvested shares of stock are likely to be infrequent and not reasonably estimable.

Total compensation costs for the share-based payment arrangements totaled $18,706,075 for 2020 and $5,976,980 for 2019.   The shares for Employee Stock Based Compensation are not included in the issued and outstanding shares count as they have not been issued.

Common Stock Awards – Non Employees

The Company granted common stock awards to non-employees in exchange for services provided. The Company measures the fair value of these awards using the fair value of the services provided or the fair value of the awards granted. The fair value of the awards is recognized on a straight-line basis as services are rendered. The share-based payments related to common stock awards for the settlement of services provided by non-employees is recorded on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash.   The Company granted non-employees common stock shares in the amount of 70,100 at a fair value of $415,924 during 2020 and common stock shares of 246,000 at a fair value of $85,840 during 2019.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, *Simplifying the Accounting for Income Taxes* which amends ASC 740 *Income Taxes*, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted.   The Company is currently evaluating the effect of this ASU on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This guidance will be effective for public entities for fiscal years beginning after December 15, 2018 including the interim periods within those fiscal years. Early application is permitted. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) Financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) Operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. The Company has adopted this standard on January 1, 2019 and recognized assets and liabilities arising from any leases that meet the requirements under this standard on the adoption date and included qualitative and quantitative disclosures in the Company's notes to the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), which simplifies the goodwill impairment test. The effective date for ASU 2017-04 is for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. This Company has adopted this guidance for its annual goodwill impairment test performed during the year ended December 31, 2019.

In June 2018, the FASB issued ASU 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,* to expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees and supersedes the guidance in Subtopic 50550, *Equity - Equity-Based Payments to Non-Employees*. Under ASU 2018-07, equity-classified nonemployee share based payment awards are measured at the grant date fair value on the grant date. The probability of satisfying performance conditions must be considered for equity-classified nonemployee share-based payment awards with such conditions. This Company has adopted this standard on January 1, 2019, and it has had no impact in the Company's consolidated financial statements.

Other accounting pronouncements have been issued but deemed by management to be outside the scope of relevance to the Company.

Note 3 – Property and Equipment

Assets	December 31, 2020	December 31, 2019
Office Equipment	$ 28,414	$ -
Tools and Plant Equipment	35,972	20,648
	64,386	20,648
Accumulated Depreciation	14,576	8,259
Net Fixed Assets	$ 49,810	$ 12,389

ATLIS recorded depreciation expense related to property and equipment in the amount of $6,317 in 2020 and $4,130 in 2019.

Note 4 – Notes Payable

In 2018, ATLIS issued a loan payable in exchange for cash for the purpose of funding continuing operations ("Note Payable"). The note incurs an annual interest rate of 31.84% on any remaining monthly balance. This interest is paid each month on the remaining loan balance. The note was paid in full during January 2020.

Note 5 – Related Party Transactions

In 2017, ATLIS issued a note to a related party in exchange for cash for the purpose of funding continuing operations ("Related Party Note Payable"). The note does not accrue interest and is payable at a future date to be determined by management. During 2020 and 2019, ATLIS did not capitalize interest related to this note. The Related Party Note Payable was paid in full during January 2020.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded the valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards. The deferred income tax assets are comprised of the following at December 31, 2020 and 2019:

	2020	2019
Deferred income tax assets:	$ 6,582,000 $	1,549,000
Valuation allowance	(6,582,000)	(1,549,000)
Net total	$ - $	-

At December 31, 2021, the Company had net operating loss carryforwards of approximately $6,580,000 and net operating loss carryforwards through 2037. The current year's net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss ("NOL") carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of $5,033,000 was generated for the year ended December 31, 2021 was offset by an equal increase in the valuation allowance. The valuation allowance was increased due to uncertainties as to the Company's ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

Reconciliation between the statutory rate and the effective tax rate is as follows at December 31, 2020 and 2019:

	2020	2019
Effective Tax Rate Reconciliation:		
Federal statutory tax rate	21%	21%
State taxes, net of federal benefit	0%	0%
Change in valuation allowance	(21%)	(21%)
Effective Tax Rate	0%	0%

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of December 31, 2020 and 2019 the Company has no unrecognized uncertain tax positions, including interest and penalties.

The Company's federal income tax returns for tax years ended December 31, 2018 and beyond remain subject to examination by the Internal Revenue Service. The returns for Arizona, the Company's most significant state tax jurisdiction, remain subject to examination by the Arizona Department of Revenue for tax years ended December 31, 2017 and beyond.

Note 7 – Paycheck Protection Program Loan

On April 30, 2020, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the Paycheck Protection Program ("PPP") under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. The loan, which was in the form of a Note dated April 28, 2020 issued ATLIS, matures April 30, 2022 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. ATLIS has used the entire loan amount for qualifying expenses. Under the terms of the Paycheck Protection Program, the loan may be forgiven upon submission of forgiveness application and support for expenses as qualifying. ALTIS fully expects the full Paycheck Protection Program amount plus accrued interest to be fully forgiven.

Note 8 – Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. ATLIS presents basic net loss per share. ATLIS recorded a net loss per share of $1.65 and $0.49 in the years ended December 2020 and 2019, respectively.

Note 9 – Commitments and Contingencies

Lease Obligations and Deferred Rent

ATLIS entered into a lease agreement on February 12, 2020 with Majestic Mesa Partners to lease the building located at 1828 North Higley Road in Mesa, Arizona. The Lease term is five years and three months, commencing on April 1, 2020. The lease has graduated payments resulting in Deferred Rent being recorded in the financial statements. The lease terms are as follows:

Lease Term	Base Rent per Month
Lease Months 1 through 7	$14,133.24
Lease Months 8 through 12	$28,266.48
Lease Months 13 through 24	$29,114.47
Lease Months 25 through 36	$29,987.91
Lease Months 37 through 48	$30,887.55
Lease Months 49 through 60	$31,814.17
Lease Months 61 through 63	$32,768.60

The Company paid $84,799 to Majestic Mesa as a security deposit on the lease of the property.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. ATLIS is not presently a party to any legal proceedings that it currently believes, if determined adversely to the Company, would individually or taken together have a material adverse effect on the Company's business, operating results, financial condition or cash flows.

Vendor Deposits

The Company paid $58,312 to Salt River Project as a deposit for engineering services related to the efficient use of electricity for charging station development. Salt River Project will be completing a construction project that will facilitate the implementation if the ATLIS charging station at the facility as the Company nears production. The Company expects this construction project to begin in 2021.

Payroll Taxes Payable

The Company has payroll tax obligations of $1,376,371 and $226,177 as of December 31, 2020 and 2019. The Company has recorded a payroll tax liability and expense for the Employee Stock Awards granted in 2020 and 2019 in the amount of $567,406 and $195,638. The Company is making monthly payments in the amount of $50,000 until all federal payroll tax obligations are paid in full. ATLIS is current on its 2021 payroll tax liability obligations.

	2020	**2019**
Federal Payroll Taxes – Excluding Employee Stock Awards	$ 511,244	$ 30,539
Federal Payroll Taxes – Employee Stock Awards	763,044	195,638
State Payroll Taxes	102,083	0
Total Payroll Taxes Payable	$ 1,376,371	$ 226,177

Note 16 – Subsequent Events

The Company received cash inflows from the stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $7,776,294 from January 1, 2021 through July 15, 2021 and has issued 943,725 shares of common stock during this period.

Management has evaluated events subsequent to the balance sheet date through July 15, 2021, the date in which the financial statements were available to be issued. It has concluded that there are no additional effects that provide additional evidence about conditions that existed at the balance sheet date that would require recognition in the financial statements or related note disclosures in accordance with FASB ASC 855 Subsequent Events.

EXHIBIT C TO FORM C
WEBSITE SCREENSHOTS



TERMS

Maximum 392,463* shares of common stock ($4,999,978.62)

Maximum subject to adjustment for bonus shares, please see below

Company: Atlis Motor Vehicles, Inc
Corporate Address: 1828 N Higley Rd, Ste. 116 Mesa, Arizona 85205
Description of Business: XT pickup truck, charging station, and infrastructure manufacturer
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.74
Minimum Investment Amount (per investor) : $254.80

Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.74
Minimum Investment Amount (per investor) : $254.80

Offering Details   **Form C filing**

INVESTMENT INCENTIVES AND BONUSES

✔ **Hours 1-12**
Investors who invest in the first 12 hours of the campaign going live will receive 55% additional shares as a bonus.

16

Hours 1-12

Investors who invest in the first 12 hours of the campaign going live will receive 55% additional shares as a bonus.

Hours 13-24

Investors who invest in the first 24 hours of the campaign going live will receive 30% additional shares as a bonus

Hours 25-72

Investors who invest in the first 72 hours of the campaign going live will receive 15% additional shares as a bonus

Days 4-7

Investors who invest in the first 7 days of the campaign going live will receive 5% additional shares as a bonus

Over $25k

Investors who purchase over $25,000 worth of stock will receive 3 free months of ownership & service subscription*

Over $50k

Investors who purchase over $50,000 worth of stock will receive 6 free months of ownership & service subscription**

Top Investor

The investor who purchases the most stock in this campaign will receive a free all-expenses-paid trip for two to Atlis Headquarters in Mesa, AZ to test drive the XT, tour Atlis HQ, and meet the Atlis team.

INVEST NOW

MORE THAN JUST A TRUCK: AN ENERGY SOLUTION ECOSYSTEM

While we all want the XT Pickup sitting in our driveway, to bring an electric work truck to life that's more capable than existing rigs, we needed to redesign the limiting factor of all electric vehicles today through our three business units

ATLIS Energy

A proven 15 minute 0 – 100% cell charge time with a 500-mile pack range and consistent performance

XP Platform

Plug and play by definition. The XP Platform contains four independently proprietary electric motors

XT Pickup

With a 15-minute charge time, up to 500-mile range, and 35,000 lbs. towing capacity, the ATLIS XT Pickup is the first vehicle application of the XP Platform built to outperform

limiting factor of all electric vehicles today through our three business units

ATLIS Energy

A proven 15 minute 0 – 100% cell charge time with a 500-mile pack range and consistent performance regardless of climate. Not to mention a million-mile pack life.
With $300+ million committed in battery, pack revenue in 2022

EXPECTED LAUNCH 2021

XP Platform

Plug and play by definition. The XP Platform contains four independently controlled proprietary electric motors, steerby-wire, and brake-by-wire technologies packaged in a 100% electric skateboard chassis for work vehicle applications.

EXPECTED LAUNCH 2022

XT Pickup

With a 15-minute charge time, up to 500-mile range, and 35,000 lbs. towing capacity, the ATLIS XT Pickup is the first vehicle application of the XP Platform, built to out-perform gasoline and diesel pickup trucks.
The XT Pickup redefines work, bringing the shop into the field with the largest front storage area of any electric vehicle on the market today, eight 120V outlets, two 240V outlets, two pneumatic hookups, customizable front and rear light bars, extendable camera mirrors for safer towing, and so much more.

EXPECTED LAUNCH 2022

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UNIQUE TECHNOLOGY, A BRAND-NEW BUSINESS MODEL

We aren't just creating a new vehicle; we're disrupting the entire vehicle ownership experience and our whole strategy can be summed up in one word: SIMPLICITY

UNPRECEDENTED 15 MINUTE CHARGE TIME

1.5 Megawatt charging infrastructure created to give time back to workers and fleets at the charging station. Nothing more than 15 min. is a solution for market needs. Charging stations will include CCS ports for traditional EVs to utilize as well.

VERTICALLY INTEGRATED BUSINESS UNIT

Our goal is to own the entire customer experience. Sales, maintenance, energy, charging, fleet, and your next vehicle.

GAME-CHANGING SUBSCRIPTION MODEL

No more excessive lease fees. No more extra warranty payments, no more extraneous Service/repair costs. One fee, once a month, everything included. It's that simple.

SEAMLESS SERVICE NETWORK

Designed for 90% mobile service ability with other repairs completed at ATLIS flagship stations in less than 2 hours. Predictive vehicle health monitoring for proactive maintenance.

18

CCS ports for traditional EVs
to utilize as well.

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CHARGE LESS, DO MORE - ENERGY



Charge in just 15 minutes. No more waiting. No more worrying. No more hassle.

Existing cell designs are standardized for consumer electronics. The AMV cells were developed and are manufactured in a configuration that is ideal for an automotive application. We are developing battery technology to meet the needs of the automotive industry, versus adopting a technology with limitations and accepting those limitations. Introducing the ultra-fast charging AMV cell.

THE NEW AGE OF E-MOBILITY - XP PLATFORM

THE NEW AGE OF E-MOBILITY - XP PLATFORM



We're opening our core technology to allow aftermarket vehicle partners to electrify anything. From RVs and box trucks to vans and entire fleets, put our chassis to work for you. This XP platform, or "skateboard", is both the base for the Atlis XT pickup and a stand-alone product intended for vehicle builders looking for a medium to heavy-duty electric platform.

WHO CAN USE THE XP Platform?

- RV manufacturers looking to enter the electric revolution
- Step van manufacturers looking for a 100% electric platform
- Box truck manufacturers looking to electrify their fleets
- Aftermarket vehicle builders looking to electrify a classic vehicle
- Innovative entrepreneurs looking to build a new generation of automotive vehicles

THE FUTURE STANDARD OF WORK TRUCKS - XT PICKUP



The XT Pickup is everything you expect in a truck: it's rugged, durable, and can perform in the most extreme conditions. Designed to maximize usability, storage and passenger comfort, we want to build a truck with unprecedented capabilities at a reasonable price. ATLIS also wants to change the customer experience from sales, ordering, financing, and delivery to maintenance and service.

- 15-minute charge time
- 500-mile range
- 35,000 lbs towing capacity

19










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VEHICLE CLASS

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DESIGNED, DEVELOPED, MANUFACTURED - ALL IN-HOUSE

Charge time is critical for people who run trucks all day on ranches, construction sites, or who haul heavy loads. Today's battery technology can take over an hour to charge to 100%, and that's on a lower-range battery. At ATLIS, we know that until charge times are comparable to a gas station fill up, electric won't meet the bar. That's where ATLIS's battery technology comes in. Here's how we were able to build the first ultra-fast charging AMV cell in-house:



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0:00 / 4:04

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USE OF FUNDS:

$ 1,200,000
Key team hires

$ 950,000
Test And Validation Equipment

$ 1,000,000
ATLIS Cube Cell Pilot Line

$ 600,000
Production-level design for XP Platform

$ 1,250,000
Sales Commissions & Marketing

TOTAL: $5,000,000

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OUR STRATEGIC PARTNERS

Metalsa   SRP   POWERBAND SOLUTIONS   Whipflip   Li-Cycle   Gem

LEADERSHIP TEAM: HIGH-HORSEPOWER WITH AN INNOVATIVE TRACK RECORD





LEADERSHIP TEAM: HIGH-HORSEPOWER WITH AN INNOVATIVE TRACK RECORD



MARK HANCHETT

[CEO] - [CHAIRMAN OF BOARD]



ANNIE PRATT

[PRESIDENT] - [BOARD DIRECTOR]



CHRIS DAWSON

[VP OF MANUFACTURING ENGINEERING]



BENOIT LE BOURGEOIS

[VP OF USER EXPERIENCE]



BRITT IDE

[BOARD DIRECTOR]



DEMARCO CASON

[DIRECTOR OF OPERATIONS]

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PREVIOUS OFFERINGS

Reg CF - First Round	Reg CF – Second Round	Reg A+
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EXHIBIT D TO FORM C
VIDEO TRANSCRIPT

CF Landing Page - AMV Cell Development Video – Transcript

Mark:

"Hello everyone, last week, we debuted the AMV battery cell, and this week we're going to show you how we made them. Today we have Archit, Craig, and DeMarco building AMV battery cells. We'll start off with Archit, who's stacking the anode and cathode electrodes in a Z fold configuration where the separator goes back and forth from terminal to terminal while leaving a portion of the copper or aluminum electrodes sticking out on both ends. We then take those electrodes and we put them in the oven to ensure that all moisture is removed before insertion into the AMV battery cell. Once the moisture has been removed, we stack four electrode jellyrolls together, and then we insert them into the AMV battery cell enclosure case. Notice that the anode and cathode terminals or the electrodes are actually sticking out so they can connect to the terminals at the end of the cell. We then put a frame on the battery enclosure and a mock anode terminal is used to compress the pieces together as it goes into the laser welder. We then weld the frame all the way around to ensure a nice tight seal, vacuum seal is completed. Once that's done, we attach the anode to the top of the cell, and then we do a penetration weld where we connect each one of those electrodes to each terminal on both the anode and cathode side of the cell. After this is done, the cell goes to the fill station, where we use vacuum to suck out any oxygen within the cell and then leverage that vacuum or negative pressure to pull the electrolyte into the cell, so we get a perfect fill every single time. Once the cell is filled, it's removed, and a plug is placed over the fill port and welded to the AMV cell can. This is the AMV Battery Cell, a culmination of years of development effort to bring the world's first fast charging battery technology to the electric vehicle market. We focused on this to drive consistency and performance for our customers that are looking to buy the XT pickup truck. They're looking for consistency whether it's like today here in Arizona, where it's 117 degrees or in the middle of Canada, where it can drop below negative 40 degrees Fahrenheit. And we do this through an innovative electrode and tab design where not only did we create an energy storage device, but we created an efficient radiator heat exchanger within the battery pack to extract heat from the system or put heat back in. And the interest in this has been tremendous. Over the last week, in fact, today, we're signing agreements for thousands of battery packs to be delivered in 2022 using the AMV Cell technology. Over the next several months, the team is going to be focused on validation, testing, and scaling manufacturing as we look to deliver the first products, the first AMV Cells, in Q4, 2021."